RECEIVED
2005 SEP -8 P 3:[illegible]
[illegible]

05011031

SUPPL

August 31, 2005

The Securities and Exchange Commission,
The Office of International Corporate Finance,
450 Fifth Street, N.W.,
Washington, DC 20549,
U.S.A.

Re: <u>Ping An Insurance (Group) Company of China, Ltd. - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File No. 82-34809)</u>

Dear Sirs:

Enclosed please find a copy of each of the documents to be furnished to the Securities and Exchange Commission (the "Commission") pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In accordance with subparagraphs (4) and (5) of the Rule, the information furnished herewith is being furnished with the understanding that it shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information pursuant to the Rule shall constitute an admission for any purpose that Ping An Insurance (Group) Company of China, Ltd., a joint stock limited company incorporated in the laws of the People's Republic of China with limited liability, is subject to the Exchange Act.

PROCESSED
SEP 09 2005
THOMSON
FINANCIAL

dlw 9/9

If you have any questions in connection with this matter, please contact the undersigned in Shenzhen, China by telephone at +86-755-8242-3323 or by fax at +86-755-8243-1029, or Mr. Jiang Liu of Sullivan & Cromwell LLP by telephone at +852-2826-8611or by fax at +852-2522-2280.

Very truly yours,

Jun Yao

(Enclosures)

cc: William Y. Chua
Jiang Liu
(Sullivan & Cromwell LLP)

List of Information Made public, Distributed or Filed

1. Interim Report, dated August 25, 2005
2. Announcement, dated August 22, 2005
3. Results Announcement (Summary), dated August 22, 2005
4. Results Announcement, dated August 22, 2005
5. Results of General Meetings, dated August 12, 2005
6. Announcement, dated July 20, 2005

中国平安
PING AN OF CHINA

中国平安保险(集团)股份有限公司
PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2318)

ANNOUNCEMENT

This announcement is made regarding the information concerning premium incomes of the subsidiaries of the Company to be released on CIRC's website.

Reference is made to the announcement of Ping An Insurance (Group) Company of China, Ltd. (the "**Company**") dated 27 August 2004. The premium incomes of Ping An Life Insurance Company of China, Ltd. and Ping An Property & Casualty Insurance Company of China, Ltd. for the period from 1 January 2005 to 31 July 2005 were RMB 34,237.00 million and RMB 7,535.03 million respectively. Such information will be released on the website of China Insurance Regulatory Commission ("**CIRC**") (http://www.circ.gov.cn). The figures are based on unaudited management accounts which have not been reviewed by the Company's audit committee and are prepared in accordance with accounting rules and regulations in the PRC, i.e. PRC GAAP which are different from the international accounting standards adopted by the Company in preparing its financial statement published and to be published in accordance with the Listing Rules.

As the information to be disclosed by CIRC is based on unaudited financial information, investors are advised to exercise utmost caution when dealing with the shares of the Company.

By order of the Board
Yao Jun
Joint Company Secretary

Shenzhen, PRC, 20 August 2005

As at the date of this announcement, the executive directors of the Company are Ma Mingzhe, Sun Jianyi, the non-executive directors of the Company are Huang Jianping, Liu Haifeng David, Henry Cornell, Lin Yu Fen, Cheung Lee Wah, Anthony Philip Hope, Lin Lijun, Fan Gang, Dou Wenwei, Shi Yuxin, Hu Aimin, Chen Hongbo, and the independent non-executive directors are Bao Youde, Kwong Che Keung Gordon, Cheung Wing Yui and Chow Wing Kin, Anthony.

File No. 82-34809

Investor

Investment Service Centre

Listed Companies Information

PING AN<02318> - Results Announcement

Ping An Insurance (Group) Company of China, Limited announced on 20/08/2005:
(stock code: 02318)
Year end date: 31/12/2005
Currency: RMB
Auditors' Report: N/A
Interim report reviewed by: Both Audit Committee and Auditors

	Note	(Unaudited) Current Period from 01/01/2005 to 30/06/2005 ('Million)	(Unaudited) Last Corresponding Period from 01/01/2004 to 30/06/2004 ('Million)
Turnover	1	32,603	32,825
Profit/(Loss) from Operations		2,711	1,858
Finance cost		(38)	(16)
Share of Profit/(Loss) of Associates		N/A	N/A
Share of Profit/(Loss) of Jointly Controlled Entities		N/A	N/A
Profit/(Loss) after Tax & MI	2,3	2,235	1,504
% Change over Last Period		+48.6 %	
EPS/(LPS)-Basic (in dollars)	5	0.36	0.30
-Diluted (in dollars)	5	N/A	N/A
Extraordinary (ETD) Gain/(Loss)		N/A	N/A
Profit/(Loss) after ETD Items		2,235	1,504
Interim Dividend per Share	4	NIL	NIL
(Specify if with other options)		N/A	N/A
B/C Dates for Interim Dividend		N/A	
Payable Date		N/A	
B/C Dates for (-) General Meeting		N/A	
Other Distribution for Current Period		N/A	
B/C Dates for Other Distribution		N/A	

Remarks:

1. Turnover

For six months ended June 30, (in RMB million)	Notes	(Unaudited) 2005	(Unaudited) 2004 (Restated)
Gross written premiums and policy fees	1(a)	30,549	32,281
Less: Premiums ceded to			

reinsurers		(2,311)	(2,171)
Net written premiums and policy fees		28,238	30,110
Increase in unearned premium reserves, net		(1,292)	(887)
Net earned premiums		26,946	29,223
Reinsurance commission income		772	670
Net investment income	1(b)	4,481	3,432
Realized and unrealized gains/(losses)	1(c)	19	(769)
Other income		385	269
Total revenue		32,603	32,825

1(a) Gross written premiums and policy fees

For six months ended June 30, (in RMB million)	(Unaudited) 2005	(Unaudited) 2004 (Restated)
Life		
Individual life	19,621	18,595
Bancassurance	721	3,055
Group insurance	3,917	5,495
Property and casualty		
Automobile insurance	3,720	3,007
Non-automobile insurance	2,321	1,958
Accident and health insurance	249	171
Total	30,549	32,281

1(b) Net investment income

For six months ended June 30, (in RMB million)	(Unaudited) 2005	(Unaudited) 2004 (Restated)
Interest income on fixed maturity investments		
Bonds	2,506	1,258
Term deposits	1,810	1,769
Others	22	40
Dividend income on equity investments		
Equity investment funds	99	321
Equity securities	33	-
Operating lease income from investment properties	49	60
Interest expenses on securities sold under agreements to repurchase	(38)	(16)
Total	4,481	3,432

1(c) Realized and unrealized gains/(losses)

For six months ended June 30, (in RMB million)	(Unaudited) 2005	(Unaudited) 2004 (Restated)
Fixed maturity investments	242	(79)

Equity investments	(212)	(690)
Convertible bond derivatives	(11)	-
Total	19	(769)

2. Operating profit

Operating profit is arrived at after charging the following items:

For six months ended June 30, (in RMB million)	(Unaudited) 2005	(Unaudited) 2004 (Restated)
Employee costs, excluding directors' remuneration	1,515	1,230
Depreciation of investment properties	26	31
Depreciation of property, plant and equipment	162	150
Amortization of land use rights	12	10
Impairment losses for investment properties, property, plant and equipment, construction-in-progress, and land use rights	39	17
Operating lease payments in respect of land and buildings	250	276
Provision for doubtful debts, net	154	40

3. Income taxes

According to the "Provisional Regulations of the PRC on Enterprise Income Tax", the taxable income of the Group represents its income for financial reporting purposes, net of deductible items for income tax purposes. The enterprise income tax rates applicable to the Group, the subsidiaries and their branches are as follows:

Tax	Subsidiaries and branches	Tax rate
Enterprise income tax in the PRC	- Located in Special Economic Zones	15%
	- Located outside Special Economic Zones	33%
Hong Kong profits tax	- Subsidiaries in Hong Kong Special Administrative Region	17.5%

For six months ended June 30, (in RMB million)	(Unaudited) 2005	(Unaudited) 2004
Current income tax	374	297
Deferred tax	49	18
Income taxes	423	315

4. Dividends

(1) Dividends attributable to the interim period

The directors do not recommend the payment of any dividend in respect of six months ended June 30, 2005 (the "Period") (Six months ended June 30, 2004: Nil).

(2) Dividends attributable to the previous financial year and declared during the interim period:

For six months ended June 30, (in RMB million)	(Unaudited) 2005	(Unaudited) 2004
Final dividend of RMB0.14 per ordinary share (Six months ended June 30, 2004: RMB0.12 per ordinary share)	867	592
	========	=========

5. Earnings per share

The basic earnings per share for the Period is computed by dividing the unaudited net profit attributable to shareholders for the Period by the weighted average number of 6,195,053,334 shares (Six months ended June 30, 2004: 4,981,861,026 shares) in issue during the Period.

The Company had no dilutive potential shares, hence no diluted earnings per share amount is presented.

6. Changes in significant accounting policies

The Group has changed certain significant accounting policies following the adoption of the following new or revised IFRSs:

(1) IFRS 4, Insurance Contracts

Effective January 1, 2005, the Group has adopted IFRS 4 which represents the first IFRS to deal with insurance contracts. The main features of IFRS 4 include but not limited to the definition of an insurance contract, the use of liability adequacy tests and impairment tests for reinsurance assets, and prohibition of catastrophe and equalization provisions. Based on this standard, the Group continues to account for investment contracts containing discretionary participation features as if they are insurance contracts. In addition, premiums income from certain contracts, which are regarded as investment contracts by IFRS 4, is accounted for as financial liabilities, and related policyholders' benefits to the extent covered by the said contracts are accounted for as a direct debit to the financial liabilities. Further, certain investment-linked contracts meet the definition of an insurance contract under IFRS 4 and the Group separately presents assets and liabilities related to such investment-linked contracts, which were originally grouped in "separate account (investment -linked) assets and liabilities". The assets and liabilities related to the remaining investment-linked contracts, which are regarded as investment contracts, are presented as policyholder account assets and liabilities in respect of investment contracts.

As a result of the adoption of IFRS 4, certain contracts were reclassified as investment contracts.

The Group recorded the following effects in the consolidated income statement to reflect the reclassification of contracts:

For the six months ended June 30, (in RMB million) (Debit)/Credit	(Unaudited) 2005	(Unaudited) 2004
Gross written premiums and policy fees	-	(16)
Claims and policyholders' benefits	1	-

Increase in policyholders' reserves	(1)	16
Net impact on net profit	-	-

Further, the Group recorded the following effects in the consolidated balance sheet as of:

(in RMB million) Debit/(Credit)	(Unaudited) June 30, 2005	(Audited) December 31, 2004
Policyholder account assets in respect of insurance contracts	11,620	9,758
Policyholder account assets in respect of investment contracts	3,293	3,145
Separate account (investment-linked) assets	(14,913)	(12,903)
Policyholders' reserves	15	15
Investment contract reserves	(15)	(15)
Policyholder account liabilities in respect of insurance contracts	(11,620)	(9,758)
Policyholder account liabilities in respect of investment contracts	(3,293)	(3,145)
Separate account (investment-linked) liabilities	14,913	12,903

(2) IAS 39 (revised 2004), Financial Instruments: Recognition and Measurement

Effective January 1, 2005, the Group has adopted IAS 39 (revised 2004). Among the changes, IAS 39 (revised 2004) has eliminated "loan and receivables originated by the enterprise" and defined a "loans and receivables" category. By such definition, loans and receivables exclude investments quoted in an active market. As a result, the Group has reclassified quoted bonds as held-to-maturity or available-for-sale investments in accordance with the related requirements and investment strategy. The Group recorded the following effects in the consolidated balance sheet as of:

(in RMB million) Debit/(Credit)	(Unaudited) June 30, 2005	(Audited) December 31, 2004
Fixed maturity investments - bonds	(198)	(67)
Deferred income tax assets	30	10
Reserves - net unrealized losses	166	56
Minority interests	2	1

中国平安
专业·价值 PING AN OF CHINA

中国平安保险(集团)股份有限公司
PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2318)

ANNOUNCEMENT OF UNAUDITED RESULTS FOR THE SIX MONTHS ENDED JUNE 30, 2005

CHAIRMAN'S STATEMENT

Interim Report 2005

2005 is the first year for the full opening of the PRC insurance market after WTO accession and also a critical year for our development. With the unremitting support from our shareholders and the diligence and dedication of our staff, the Group sustained good development momentum in the first half of 2005 and achieved its main objectives as planned. Net profit for the half year ended June 30, 2005 increased 47.3% to RMB2,250 million over the same period last year. Meanwhile, our business mix and key performance indicators continued to improve, and our productivity and unit cost indicators were also enhanced. Such progress and improvement demonstrate the positive effects of the active transformation strategies implemented in the past three years.

Review for the first half year

Steady growth and quality improvement in our core insurance business

Our core life insurance business delivered strong profitability growth in the first half of 2005 and its net profit increased 35.2% to RMB1,868 million over the same period last year. Total gross written premiums, policy fees and premium deposits increased 2.3% to RMB29,747 million over the same period last year. Premium growth was achieved concurrently with further improvement in our product mix. The proportion of premiums and premium deposits obtained through our individual life, our group life, and our bancassurance distribution channels were 78.8%, 13.8% and 7.4%, respectively, as compared to 69.3%, 20.2% and 10.5%, in the same period last year. In particular, premiums and premium deposits from the more profitable individual life business increased 16.3% to RMB23,441 million over the same period last year, first year premiums and premium deposits increased 57.8% to RMB6,179 million over the same period last year, and renewal premiums and premium deposits continued to grow steadily. This was achieved through significant improvement in the productivity of our agency force, reflecting the positive effect of our agency rationalization program.

Net profit from property and casualty insurance business increased significantly to RMB142 million from RMB45 million in the same period last year. Written premiums from property and casualty insurance reached RMB6,290 million, an increase of 22.5% over the same period last year, among which, written premiums attributable to automobile insurance, non-automobile insurance, and accident and health insurance increased by 23.7%, 18.5% and 45.6%, over the same period last year. Growth in our property and casualty business was accompanied by a further improvement in our combined ratio to 96.1% from 97.2% over the full year of 2004.

Progress in our back-office support centralization project

Construction of our national back-office support centre in Zhangjiang, Shanghai is proceeding smoothly. We have completed an initial pilot testing for the centralization of our underwriting and claims functions in several branches. We will enter the next phase of this project with [illegible]

Strengthening our comprehensive financial service platform

Following the establishment of Ping An Annuity Insurance Company of China, Ltd. in the second half of last year, Ping An Health Insurance Company of China, Ltd. and Ping An Asset Management Co., Ltd. were both established in the first half of 2005. In addition, the headquarter of Ping An Bank moved to Shanghai. As a result, the Group has a total of eight subsidiaries providing a wide range of financial services and products to our customers. In order to better meet our customers' demand for more diversified financial services, we initiated an overall organizational transformation where suitable products will be developed, and appropriate channels and resources will be effectively allocated to serve both our individual and corporate customers. This will further enhance our ability to cross-sell different financial services and products.

Prospects for the second half of 2005

Although competition has increased due to market liberalization, we believe that future growth in the insurance industry is assured as corporate governance and professional standards in the industry continue to improve. Our optimistic outlook is based on the rapid growth of the Chinese economy, an increase in purchasing power of both individuals and corporations, and the continued improvement in insurance industry regulation.

Operation results in the first half of 2005 were very encouraging and the Group has accomplished its intermediate objectives. In the second half of 2005, we will pursue new business opportunities, continue our re-organization and strengthen the competitiveness of our core business. We will also seek to open new investment channels, such as infrastructure projects to diversify our investment risks, increase returns on investment, and improve our asset liability management. We have various initiatives to expand our banking business. This will include the application for full-scope Renminbi operating license, development and sales of new products and opening new branches. We intend to use Ping An Bank as a brand builder to demonstrate our capacity for innovation in products, channels and services.

With the support from our shareholders, employees and management, we are confident that we will fulfill our objectives for the next six months and further enhance our shareholder value.

MANAGEMENT DISCUSSION AND ANALYSIS

Group's Consolidated Performance

The following is a summary of the consolidated results of the Group:

For six months ended June 30, (in RMB million)	**2005**	2004
Gross written premiums, policy fees and premium deposits	**36,037**	34,200
Less: Premium deposits	**(5,488)**	(1,919)
Gross written premiums and policy fees	**30,549**	32,281
Total revenue	**32,603**	32,825
Operating profit	**2,673**	1,842
Net profit	**2,250**	1,527

The following table sets forth the breakdown of our net profit by business segment:

For six months ended June 30, (in RMB million)	**2005**	2004
Life insurance	**1,868**	1,382
Property and casualty insurance	**142**	45
Other businesses	**240**	100
Net profit	**2,250**	1,527

Consolidated net profit increased 47.3% to RMB2,250 million in the six months ended June 30, 2005 from RMB1,527 million in the same period in 2004. This increase was primarily due to the better performance in our core life insurance and property and casualty insurance businesses, which accounted for approximately 83.0% and 6.3%, respectively, of our net profit.

Factors attributing to our improved performance include improved product mix of our life insurance business, better results from our property and casualty insurance business, continued cost control initiatives, and better total investment returns.

Consolidated Investment Income

For six months ended June 30, (in RMB million, except percentages)	**2005**	2004
Net investment income	**4,481**	3,432
Realized and unrealized gains/(losses)	**19**	(769)
Total investment income	**4,500**	2,663
Net investment yield	**4.1%**	4.1%
Total investment yield	**4.1%**	3.6%

Our net investment income increased 30.6% to RMB4,481 million in the six months ended June 30, 2005 from RMB3,432 million in the same period in 2004. This increase was primarily due to the increase in our investment assets to RMB219,666 million as of June 30, 2005 from RMB174,145 million as of June 30, 2004. Net investment yield maintained unchanged at 4.1% in the six months ended June 30, 2005.

Our total investment income increased 69.0% to RMB4,500 million in the six months ended June 30, 2005 from RMB2,663 million in the same period in 2004. Total investment yield increased to 4.1% in the six months ended June 30, 2005 from 3.6% in the same period in 2004. This increase was primarily due to the decrease in bond yield rates, which resulted in a higher valuation of our bond investments that were "carried at fair value through profit or loss". In addition, our equity investments in the PRC equity markets suffered a smaller loss in the six months ended June 30, 2005 as compared to the loss in the same period in 2004. As a result, the realized and unrealized gains in the six months ended June 30, 2005 were RMB19 million as compared to realized and unrealized losses of RMB769 million in the same period in 2004.

We continued to improve the asset allocation of our portfolio in response to the changes in the capital markets. As a result, our bond investment as a percentage of our total investment assets increased to 62.3% as of June 30, 2005 from 56.0% as of December 31, 2004. In addition, we were able to achieve an average yield of 4.5% from our new money investment in bonds during the first half of 2005. The following table presents our investment portfolio allocations among the major categories of our investments:

(in RMB million, except percentages)	**As of June 30, 2005** Carrying Value	% of Total	As of December 31, 2004 Carrying Value	% of Total
Fixed maturity investments				
Term deposits	**72,185**	**32.9%**	80,320	39.9%
Bond investments[1]	**136,889**	**62.3%**	112,860	56.0%
Other fixed maturity investments	**946**	**0.4%**	675	0.3%
Equity investments[2]	**8,303**	**3.8%**	6,018	3.0%
Investment properties	**1,343**	**0.6%**	1,504	0.8%
Total investments	**219,666**	**100.0%**	201,377	100.0%

(1) Bond investments include the carrying value of derivatives embedded with the host contracts.
(2) Equity investments include equity investment funds, equity securities and investment in an associate.

Life Insurance Business

The following is a summary of the operation data of our life insurance business:

	As of June 30, 2005	As of December 31, 2004
Market share of gross written premiums, policy fees and premium deposits[1]	**14.8%**	17.2%
Persistency ratio:		
13-month	**85.5%**	87.5%
25-month	**82.5%**	80.3%
Number of customers:		
Individual (in thousands)	**29,537**	28,362
Corporate (in thousands)	**221**	177

(1) Based on our PRC GAAP financial data and the PRC insurance industry data calculated in accordance with the PRC GAAP and published by the National Bureau of Statistics of China.
Market share as of June 30, 2005 was computed based on gross written premiums, policy fees and premium deposits accumulated over a period of six months.
Market share as of December 31, 2004 was computed based on gross written premiums, policy fees and premium deposits accumulated over a period of one year.

We are the second largest life insurance company in the PRC in terms of gross written premiums, policy fees and premium deposits. For six months ended June 30, 2005, our life insurance business accounted for approximately 14.8% of the gross written premiums, policy fees and premium deposits received by the PRC life insurance companies, based on our PRC GAAP financial data and the PRC insurance industry data calculated in accordance with the PRC GAAP.

We continued to focus on maintaining excellent customer services. As a result, our 13-month and 25-month persistency ratios were maintained at a very respectable rate of more than 85% and 80%, respectively. In addition, the number of our individual life sales agents are maintained at approximately 200,000 while the average productivity per agent continue to increase.

Property and Casualty Insurance Business

The following is a summary of the operation data of our property and casualty insurance business:

	As of June 30, 2005	As of December 31, 2004
Market share of gross written premiums[1]	**9.4%**	9.5%
Number of customers:		
Individual (in thousands)	**5,912**	5,519
Corporate (in thousands)	**774**	613

(1) Based on our PRC GAAP financial data and the PRC insurance industry data calculated in accordance with the PRC GAAP and published by the National Bureau of Statistics of China.
Market share as of June 30, 2005 was computed based on gross written premiums accumulated over a period of six months.
Market share as of December 31, 2004 was computed based on gross written premiums accumulated over a period of one year.

We are the third largest property and casualty insurance company in the PRC in terms of gross written premiums. For six months ended June 30, 2005, our property and casualty insurance business accounted for approximately 9.4% of the gross written premiums received by the PRC property and casualty insurance companies, based on our PRC GAAP financial data and the PRC insurance industry data calculated in accordance with the PRC GAAP.

Combined Ratio

	For six months ended June 30, 2005	For year ended December 31, 2004
Expense ratio	**20.0%**	20.2%
Loss ratio	**76.1%**	77.0%
Combined ratio	**96.1%**	97.2%

We continued to grow our property and casualty business with a focus on proper management of our underwriting risks and operation cost controls. This strategy has enabled us to improve both our expense ratio and our loss ratio. As a result, our combined ratio improved to 96.1% in the six months ended June 30, 2005 from 97.2% in the full year of 2004.

UNAUDITED RESULTS OF THE GROUP

Ping An Insurance (Group) Company of China, Ltd. (the "Company") is pleased to announce the unaudited consolidated results of the Company and its subsidiaries (the "Group") for six months ended June 30, 2005.

CONDENSED CONSOLIDATED INCOME STATEMENT

For six months ended June 30, 2005

For six months ended June 30, (in RMB million)	*Notes*	2005 (Unaudited)	2004 (Unaudited) (Restated)
Gross written premiums and policy fees	4	**30,549**	32,281
Less: Premiums ceded to reinsurers		**(2,311)**	(2,171)
Net written premiums and policy fees		**28,238**	30,110
Increase in unearned premium reserves, net		**(1,292)**	(887)
Net earned premiums		**26,946**	29,223
Reinsurance commission income		**772**	670
Net investment income	5	**4,481**	3,432
Realized and unrealized gains/(losses)	5	**19**	(769)
Other income		**385**	269
Total revenue		**32,603**	32,825
Change in deferred policy acquisition costs		**1,734**	681
Claims and policyholders' benefits		**(10,623)**	(7,221)
Increase in policyholders' reserves		**(14,739)**	(18,866)
Changes in fair value of derivative financial liabilities		**(137)**	(80)
Commission expenses		**(2,904)**	(2,584)
General and administrative expenses		**(3,155)**	(2,861)
Provision for insurance guarantee fund		**(106)**	(52)
Total expenses		**(29,930)**	(30,983)
Operating profit	6	**2,673**	1,842
Income taxes	7	**(423)**	(315)
Net profit		**2,250**	1,527
Attributable to:			
– Shareholders		**2,235**	1,504
– Minority interests		**15**	23
		2,250	1,527
Proposed dividends	8	**–**	–
		RMB	*RMB*
Earnings per share for net profit attributable to shareholders			
– basic	9	**0.36**	0.30

CONDENSED CONSOLIDATED BALANCE SHEET

As of June 30, 2005

(in RMB million)	June 30, 2005 (Unaudited)	December 31, 2004 (Audited) (Restated)
ASSETS		
Investments		
Fixed maturity investments		
Bonds	**136,837**	112,798
Term deposits	**72,185**	80,320
Policy loans	**690**	545
Loans and advances to customers	**256**	130
Equity investments		
Equity investment funds	**6,600**	5,749
Equity securities	**1,700**	266
Derivative financial assets	**52**	62
Investment in an associate	**3**	3
Investment properties	**1,343**	1,504
Total investments	**219,666**	201,377
Cash and cash equivalents	**19,358**	15,254
Due from banks	**464**	439
Premium receivables	**963**	617
Interest receivables	**1,475**	382
Policyholder account assets in respect of insurance contracts	**11,620**	9,758
Policyholder account assets in respect of investment contracts	**3,293**	3,145
Reinsurance assets	**4,614**	4,356
Deferred policy acquisition costs	**24,356**	22,622
Property, plant and equipment	**2,718**	2,735
Construction-in-progress	**348**	204
Land use rights	**946**	928
Goodwill	**326**	322
Deferred income tax asset	**216**	362
Statutory deposits	**1,260**	1,200
Other assets	**896**	738
Total assets	**292,519**	264,439

EQUITY AND LIABILITIES

Shareholders' equity		
Share capital	**6,195**	6,195
Reserves	**20,066**	19,517
Retained profits	**3,853**	2,485
	30,114	28,197
Minority interests	**472**	430
Total equity	**30,586**	28,627
Liabilities		
Customers' deposits	**1,612**	1,849
Securities sold under agreements to repurchase	**5,170**	601
Premiums received in advance	**814**	1,627
Commission payable	**638**	556
Due to reinsurers	**838**	209
Dividends payable to shareholders	**171**	74
Income tax payable	**529**	490
Insurance guarantee fund	**473**	827
Policyholder dividend payable and provisions	**2,506**	1,977
Policyholders' contract deposits	**4,927**	1,411
Policyholder account liabilities in respect of insurance contracts	**11,620**	9,758
Policyholder account liabilities in respect of investment contracts	**3,293**	3,145
Unearned premium reserves	**10,930**	9,472
Claim reserves	**7,602**	6,642
Policyholders' reserves	**208,509**	193,770
Derivative financial liabilities	**264**	127
Investment contract reserves	**15**	15
Other liabilities	**2,022**	3,262
Total liabilities	**261,933**	235,812
Total equity and liabilities	**292,519**	264,439

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
For six months ended June 30, 2005 (in RMB million)

		Shareholders' equity								
			Reserves							
	Note	Share capital	Capital reserve	Revenue reserve fund	Common welfare fund	General reserve	Net unrealized gains/ (losses)	Retained profits	Minority interests	Total
(Unaudited)										
(Restated)										
As of January 1, 2004										
As previously reported		4,933	2,818	4,148	486	395	(180)	352	337	13,289
Effect of implementation of new/revised accounting standards		–	–	–	–	–	(61)	–	(1)	(62)
As restated		4,933	2,818	4,148	486	395	(241)	352	336	13,227
Net profit for six months ended June 30, 2004		–	–	–	–	–	–	1,504	23	1,527
Net losses on available-for-sale investments		–	–	–	–	–	(826)	–	(8)	(834)
Net losses on available-for-sale investments removed from equity and reported in net profit		–	–	–	–	–	8	–	–	8
Deferred tax recognized, net		–	–	–	–	–	123	–	1	124
Issue of shares through initial public offering		1,262	12,564	–	–	–	–	–	–	13,826
Share issue expenses		–	(581)	–	–	–	–	–	–	(581)
Acquisition of a subsidiary		–	–	–	–	–	–	–	136	136
Dividends declared	*8*	–	–	–	–	–	–	(592)	–	(592)
As of June 30, 2004		6,195	14,801	4,148	486	395	(936)	1,264	488	26,841
(Unaudited)										
As of January 1, 2005										
As previously reported		6,195	14,835	4,409	616	395	(682)	2,485	431	28,684
Effect of implementation of new/revised accounting standards		–	–	–	–	–	(56)	–	(1)	(57)
As restated		6,195	14,835	4,409	616	395	(738)	2,485	430	28,627
Net profit for six months ended June 30, 2005		–	–	–	–	–	–	2,235	15	2,250
Net gains on available-for-sale investments		–	–	–	–	–	755	–	7	762
Net gains on available-for-sale investments removed from equity and reported in net profit		–	–	–	–	–	(109)	–	(1)	(110)
Increase in capital of a subsidiary		–	–	–	–	–	–	–	22	22
Deferred tax recognized, net		–	–	–	–	–	(97)	–	(1)	(98)
Dividends declared	*8*	–	–	–	–	–	–	(867)	–	(867)
As of June 30, 2005		**6,195**	**14,835**	**4,409**	**616**	**395**	**(189)**	**3,853**	**472**	**30,586**

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

For six months ended June 30, (in RMB million)	2005 (Unaudited)	2004 (Unaudited)
Cash inflows from operating activities	**15,112**	20,119
Cash outflows from investing activities	**(10,238)**	(17,779)
Cash inflows/(outflows) from financing activities	**(770)**	12,583
Net increase in cash and cash equivalents	**4,104**	14,923
Cash and cash equivalents at beginning of period	**15,254**	8,017
Cash and cash equivalents at end of period	**19,358**	22,940

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2005

1. Organization and principal activities

Ping An Insurance (Group) Company of China, Ltd. (the "Company") was incorporated in Shenzhen, the People's Republic of China (the "PRC") on March 21, 1988. Its business scope includes investing in insurance enterprises, supervising and managing various domestic and overseas businesses of subsidiaries, and utilizing insurance funds. The Company and its principal subsidiaries (the "Group") are mainly engaged in life insurance, property and casualty insurance, and provision of financial services.

2. Basis of preparation and significant accounting policies

These unaudited condensed consolidated financial statements have been prepared in accordance with International Accounting Standard 34 "Interim Financial Reporting" promulgated by the International Accounting Standards Board and the disclosure requirements of The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The accounting policies and methods of computation used in the preparation of the condensed consolidated financial statements are consistent with those used in the annual audited financial statements for year ended December 31, 2004, except the changes in significant accounting policies following the adoption of certain new or revised International Financial Reporting Standards ("IFRSs"). These condensed consolidated financial statements should be read in conjunction with the audited financial statements for year ended December 31, 2004.

3. Segment reporting

Segment information is presented in respect of the Group's business segment. The Group's revenue and net profit were mainly derived from the PRC. Accordingly, no segment analysis by geographical area is presented.

The segment analysis for six months ended June 30, 2005 (the "Period") is as follows:

(in RMB million)	Life insurance (Unaudited)	Property and casualty insurance (Unaudited)	Corporate (Unaudited)	Others (Unaudited)	Elimination (Unaudited)	Total (Unaudited)
Gross written premiums and policy fees	24,259	6,290	-	-	-	30,549
Less: Premiums ceded to reinsurers	(420)	(1,891)	-	-	-	(2,311)
Increase in unearned premium reserves, net	(323)	(969)	-	-	-	(1,292)
Net earned premiums	23,516	3,430	-	-	-	26,946
Reinsurance commission income	88	684	-	-	-	772
Net investment income	3,971	182	308	20	-	4,481
Realized and unrealized gains/(losses)	(5)	(8)	8	24	-	19
Other income	207	11	67	133	(33)	385
Total revenue	27,777	4,299	383	177	(33)	32,603
Change in deferred policy acquisition costs	1,565	169	-	-	-	1,734
Claims and policyholders' benefits	(8,011)	(2,612)	-	-	-	(10,623)
Increase in policyholders' reserves	(14,739)	-	-	-	-	(14,739)
Changes in fair value of derivative financial liabilities	(137)	-	-	-	-	(137)
Commission expenses	(2,465)	(439)	-	-	-	(2,904)
General and administrative expenses	(1,852)	(1,052)	(118)	(166)	33	(3,155)
Provision for insurance guarantee fund	(59)	(47)	-	-	-	(106)
Total expenses	(25,698)	(3,981)	(118)	(166)	33	(29,930)
Operating profit	2,079	318	265	11	-	2,673
Income taxes	(211)	(176)	(37)	1	-	(423)
Net profit	1,868	142	228	12	-	2,250

4. Gross written premiums and policy fees

For six months ended June 30, (in RMB million)	**2005 (Unaudited)**	2004 (Unaudited) (Restated)
Gross written premiums, policy fees and premium deposits, as reported in accordance with PRC GAAP	**36,453**	34,550
Less: Business tax and surcharges	**(416)**	(350)
Gross written premiums, policy fees and premium deposits (net of business tax and surcharges)	**36,037**	34,200
Less: Premium deposits allocated to policyholder accounts	**(1,923)**	(1,903)
Premium deposits allocated to investment policies	**–**	(16)
Premium deposits allocated to policyholders' contract deposits	**(3,565)**	–
Gross written premiums and policy fees	**30,549**	32,281

Life		
Individual life	**19,621**	18,595
Bancassurance	**721**	3,055
Group insurance	**3,917**	5,495
	24,259	27,145
Property and casualty		
Automobile insurance	**3,720**	3,007
Non-automobile insurance	**2,321**	1,958
Accident and health insurance	**249**	171
	6,290	5,136
Gross written premiums and policy fees	**30,549**	32,281

5. Investment income

(1) Net investment income

For six months ended June 30, (in RMB million)	**2005 (Unaudited)**	2004 (Unaudited) (Restated)
Interest income on fixed maturity investments		
Bonds	**2,506**	1,258
Term deposits	**1,810**	1,769
Others	**22**	40
Dividend income on equity investments		
Equity investment funds	**99**	321
Equity securities	**33**	–
Operating lease income from investment properties	**49**	60
Interest expenses on securities sold under agreements to repurchase	**(38)**	(16)
Total	**4,481**	3,432
Yield of net investment income (% per annum)	**4.1**	4.1

The above yield is calculated for investment assets excluding investment properties.

(2) Realized and unrealized gains/(losses)

For six months ended June 30, (in RMB million)	**2005 (Unaudited)**	2004 (Unaudited) (Restated)
Fixed maturity investments	**242**	(79)
Equity investments	**(212)**	(690)
Convertible bond derivatives	**(11)**	–
Total	**19**	(769)

(3) Total investment income

For six months ended June 30, (in RMB million)	**2005 (Unaudited)**	2004 (Unaudited) (Restated)
Net investment income	**4,481**	3,432
Realized and unrealized gains/(losses)	**19**	(769)
Total	**4,500**	2,663
Yield of total investment income (% per annum)	**4.1**	3.6

The above yield is calculated for investment assets excluding investment properties.

6. Operating profit

Operating profit is arrived at after charging the following items:

For six months ended June 30, (in RMB million)	**2005 (Unaudited)**	2004 (Unaudited) (Restated)
Employee costs, excluding directors' remuneration	**1,515**	1,230
Depreciation of investment properties	**26**	31
Depreciation of property, plant and equipment	**162**	150
Amortization of land use rights	**12**	10
Impairment losses for investment properties, property, plant and equipment, construction-in-progress, and land use rights	**39**	17
Operating lease payments in respect of land and buildings	**250**	276
Provision for doubtful debts, net	**154**	40

7. Income taxes

According to the "Provisional Regulations of the PRC on Enterprise Income Tax", the taxable income of the Group represents its income for financial reporting purposes, net of deductible items for income tax purposes. The enterprise income tax rates applicable to the Group, the subsidiaries and their branches are as follows:

Tax	Subsidiaries and branches	Tax rate
Enterprise income tax in the PRC	– Located in Special Economic Zones	15%
	– Located outside Special Economic Zones	33%
Hong Kong profits tax	– Subsidiaries in Hong Kong Special Administrative Region	17.5%

For six months ended June 30, (in RMB million)	**2005 (Unaudited)**	2004 (Unaudited)
Current income tax	**374**	297
Deferred tax	**49**	18
Income taxes	**423**	315

8. **Dividends**

(1) Dividends attributable to the interim period

The directors do not recommend the payment of any dividend in respect of the Period (Six months ended June 30, 2004: Nil).

(2) Dividends attributable to the previous financial year and declared during the interim period

For six months ended June 30, (in RMB million)	2005 (Unaudited)	2004 (Unaudited)
Final dividend of RMB0.14 per ordinary share (Six months ended June 30, 2004: RMB0.12 per ordinary share)	**867**	592

9. **Earnings per share**

The basic earnings per share for the Period is computed by dividing the unaudited net profit attributable to shareholders for the Period by the weighted average number of 6,195,053,334 shares (Six months ended June 30, 2004: 4,981,861,026 shares) in issue during the Period.

The Company had no dilutive potential shares, hence no diluted earnings per share amount is presented.

10. **Subsequent event**

On July 21, 2005, the PRC's exchange rate regime was reformed. Consequently, the PRC currency, Renminbi, appreciated against several major currencies, including the United States Dollar and Hong Kong Dollar.

The Group held monetary assets and liabilities denominated in foreign currencies as part of its daily operation. These monetary assets and liabilities will be revalued and the differences arising from the revaluation will be recorded as a component of the income statement for periods subsequent to the revaluation. This impact did not exist as of June 30, 2005.

As of June 30, 2005, the Group's monetary assets net of monetary liabilities denominated in foreign currencies was approximately RMB15,837 million.

OTHER INFORMATION

Purchase, sale, or redemption of securities

Neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of its securities from January 1, 2005 to June 30, 2005.

Audit committee

The Company has established an audit committee in compliance with the Code on Corporate Governance Practices as set out in Appendix 14 to the Listing Rules. The primary duties of the audit committee are to review the financial reporting process of the Group. The audit committee consists of two independent non-executive Directors, namely Mr. Bao Youde and Mr. Kwong Che Keung Gordon and a non-executive Director, Mr. Anthony Philip Hope. The audit committee has reviewed with the management the accounting principles and practices adopted by the Group and discussed the internal controls and financial reporting matters including a review of the condensed interim accounts of the Company.

Compliance with the Code on Corporate Governance Practices of the Listing Rules

None of the directors of the Company is aware of any information that would reasonably indicate that the Company did not meet the applicable code provisions set out in the Code on Corporate Governance Practices contained in Appendix 14 to the Listing Rules for any part of the period from January 1, 2005 to June 30, 2005 except that Mr. Ma Mingzhe has occupied the positions of both the chairman and chief executive officer of the Company.

After considering the relevant principle of Code Provision A.2.1 of the Code on Corporate Governance Practices and the management structure of the Company, the Board is of the opinion that although the chairman of the Board has the casting vote in the event of an equality of votes, the Board comprises 18 directors and the decision of the Board is not made by the chairman of the Board alone. There is a clear division of the responsibilities between the management of the Board and the day-to-day management of the Company's business and the management power of the Company is not concentrated in any one individual.

As 16 members of the Board are non-executive Directors, the role of the chairman of the Board who is also the chief executive officer of the Company is very important as he can:

(1) maintain a close communication channel between the Board and the day-to-day management;

(2) ensure the Board's direction and opinion can be fully and accurately carried out by the day-to-day management;

(3) maintain a balance of power and authority between the management of the Board and the day-to-day management.

Based on the management history of the Company, such kind of management structure has proved to be able to provide the Company with efficient management and at the same time with protection of all the shareholders' rights to the greatest extents. The Company therefore does not currently intend to separate the roles of chairman and chief executive officer.

Disclosure of information of the Stock Exchange's website

All information required by paragraphs 46(1) to 46(6) of Appendix 16 to the Listing Rules will be published on the website of the Stock Exchange (http://www.hkex.com.hk) in due course.

The executive directors of the Company are Ma Mingzhe, Sun Jianyi, the non-executive directors of the Company are Huang Jianping, Liu Haifeng David, Henry Cornell, Lin Yu Fen, Cheung Lee Wah, Anthony Philip Hope, Lin Lijun, Fan Gang, Dou Wenwei, Shi Yuxin, Hu Aimin, Chen Hongbo, and the independent non-executive directors are Bao Youde, Kwong Che Keung Gordon, Cheung Wing Yui and Chow Wing Kin, Anthony.

By Order of the Board
Ma Mingzhe
Chairman and Chief Executive Officer
Shenzhen, PRC
August 20, 2005

"Please also refer to the published version of this announcement in South China Morning Post"

中国平安
专业·价值 PING AN OF CHINA

中国平安保险(集团)股份有限公司
PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2318)

VOTING RESULT OF 2005 FIRST EXTRAORDINARY GENERAL MEETING HELD ON AUGUST 11, 2005

The board of directors (the "Board") of Ping An Insurance (Group) Company of China, Ltd. (the "Company") is pleased to announce that the first extraordinary general meeting of the Company for the year 2005 (the "EGM") was held at 10:00 a.m. on Thursday, August 11, 2005 at 6th Floor, Ping An Building, Ba Gua No. 3 Road, Shenzhen, PRC. The number of issued shares of the Company as at the date of the EGM was 6,195,053,334 shares, which was the total number of shares entitling the holders to attend and vote for or against the resolution proposed at the EGM. There were no restrictions on any shareholder casting votes on the proposed resolution at the EGM. The shareholders and authorized proxies holding an aggregate of 5,231,079,378 shares, representing 84.4396% of the total voting shares of the Company were present at the EGM. The holding of the EGM was in compliance with the requirements of the Company Law of the People's Republic of China and the provisions of the Articles of Association of the Company. The EGM was chaired by Mr. Ma Mingzhe, chairman of the board and chief executive officer of the Company.

The poll result in respect of the proposed resolution at the EGM is as follows:

Ordinary Resolution	Total number of votes	
	For	Against
To approve the transfer of a total of 613,929,279 H shares of the Company from The Goldman Sachs Group, Inc. and MSCP/PA Holding Limited to The Hongkong and Shanghai Banking Corporation Limited; and to authorize any director of the Company to do such other acts and things, which in their opinion may be necessary, desirable or expedient for the transfer.	5,231,079,378 (100%)	0 (0%)
As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.		

Poll voting was demanded by the chairman of the EGM and Computershare Hong Kong Investor Services Limited, the Company's H share registrar, was appointed by the Company as the scrutineer for the vote-taking at the EGM.

As at the date of this notice, the executive directors of the Company are Ma Mingzhe, Sun Jianyi, the non-executive directors of the Company are Huang Jianping, Liu Haifeng David, Henry Cornell, Lin Yu Fen, Cheung Lee Wah, Anthony Philip Hope, Lin Lijun, Fan Gang, Dou Wenwei, Shi Yuxin, Hu Aimin, Chen Hongbo, and the independent non-executive directors are Bao Youde, Kwong Che Keung Gordon, Cheung Wing Yui and Chow Wing Kin, Anthony.

By order of the Board of Directors
Ping An Insurance (Group) Company of China, Ltd.
Yao Jun **Natalia Seng**
Joint Company Secretaries

Shenzhen, PRC, August 11, 2005

"Please also refer to the published version of this announcement in the South China Morning Post"

中国平安
PING AN OF CHINA

中国平安保险(集团)股份有限公司
PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2318)

ANNOUNCEMENT

This announcement is made regarding the information concerning premium incomes of the subsidiaries of the Company to be released on CIRC's website.

Reference is made to the announcement of Ping An Insurance (Group) Company of China, Ltd. (the "**Company**") dated 27 August 2004. The premium incomes of Ping An Life Insurance Company of China, Ltd. and Ping An Property & Casualty Insurance Company of China, Ltd. for the period from 1 January 2005 to 30 June 2005 were RMB 29,800.55million and RMB 6,593.99 million respectively. Such information will be released on the website of China Insurance Regulatory Commission ("**CIRC**") (http://www.circ.gov.cn). The figures are based on unaudited management accounts which have not been reviewed by the Company's audit committee and are prepared in accordance with accounting rules and regulations in the PRC, i.e. PRC GAAP which are different from the international accounting standards adopted by the Company in preparing its financial statement published and to be published in accordance with the Listing Rules.

As the information to be disclosed by CIRC is based on unaudited financial information, investors are advised to exercise utmost caution when dealing with the shares of the Company.

By order of the Board
Yao Jun
Joint Company Secretary

Shenzhen, PRC, 20 July 2005

As at the date of this announcement, the executive directors of the Company are Ma Mingzhe, Sun Jianyi, the non-executive directors of the Company are Huang Jianping, Liu Haifeng David, Henry Cornell, Lin Yu Fen, Cheung Lee Wah, Anthony Philip Hope, Lin Lijun, Fan Gang, Dou Wenwei, Shi Yuxin, Hu Aimin, Chen Hongbo, and the independent non-executive directors are Bao Youde, Kwong Che Keung Gordon, Cheung Wing Yui and Chow Wing Kin, Anthony.

中国平安 PING AN OF CHINA

RECEIVED
2005 SEP -8 P 3: 50
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

2005 | Interim Report



Ping An Insurance (Group) Company of China, Ltd.

Address : Ping An Building
Bagua No. 3 Road, Shenzhen
Guangdong, PRC

Telephone : +86-755-82262888

Fax : +86-755-82431029

Website : www.pingan.com.cn

E-mail : IR@paic.com.cn; PR@paic.com.cn

TABLE OF CONTENTS

Cautionary Statements Regarding Forward-Looking Statements

To the extent any statements made in this report containing information that is not historical are essentially forward-looking. These forward-looking statements include but not limited to projections, targets, estimates and business plans that the Company expects or anticipates will or may occur in the future. These forward-looking statements are subject to known and unknown risks and uncertainties that may be general or specific. Certain statements, such as those include the words or phrases "potential", "estimates", "expects", "anticipates", "objective", "intends", "plans", "believes", "will", "may", "should", and similar expressions or variations on such expressions may be considered forward-looking statements.

Reader should be cautioned that a variety of factors, many of which are beyond the Company's control, affect the performance, operations and results of the Company, and could cause actual results to differ materially from the expectations expressed in any of the Company's forward-looking statements. These factors include, but are not limited to, exchange rate fluctuations, market shares, competition, environmental risks, changes in legal, financial and regulatory frameworks, international economic and financial market conditions and other risks and factors beyond our control. These and other factors should be considered carefully and readers should not place undue reliance on the Company's forward-looking statements. In addition, the Company undertakes no obligation to publicly update or revise any forward-looking statement that is contained in this report as a result of new information, future events or otherwise. None of the Company, or any of its employees or affiliates is responsible for, or is making, any representations concerning the future performance of the Company.

FINANCIAL HIGHLIGHTS

Total Revenue


60,000
50,000
40,000
30,000
20,000
10,000
0
32,603
32,825
Jun-05
Jun-04

Net Profit


3,000
2,500
2,000
1,500
1,000
500
0
2,250
1,527
Jun-05
Jun-04

Earnings Per Share


0.90
0.75
0.60
0.45
0.30
0.15
0
0.36
0.30
Jun-05
Jun-04

PROFIT AND LOSS

For six months ended June 30, (in RMB million)	**2005**	2004
Total Revenue	**32,603**	32,825
Net Profit	**2,250**	1,527

PER ORDINARY SHARE

For six months ended June 30, (in RMB)	**2005**	2004
Basic earnings	**0.36**	0.30

Total Assets


300,000
250,000
200,000
150,000
100,000
50,000
0
292,519
264,439
Jun-05
Jun-04

Total Liabilities


300,000
250,000
200,000
150,000
100,000
50,000
0
261,933
235,812
Jun-05
Jun-04

Total Equity


60,000
50,000
40,000
30,000
20,000
10,000
0
30,586
28,627
Jun-05
Jun-04

BALANCE SHEET

(in RMB million)	**As of June 30, 2005**	As of December 31, 2004
Total Assets	**292,519**	264,439
Total Liabilities	**261,933**	235,812
Total Equity	**30,586**	28,627

CHAIRMAN'S STATEMENT

Interim Report 2005

2005 is the first year for the full opening of the PRC insurance market after WTO accession and also a critical year for our development. With the unremitting support from our shareholders and the diligence and dedication of our staff, the Group sustained good development momentum in the first half of 2005 and achieved its main objectives as planned. Net profit for the half year ended June 30, 2005 increased 47.3% to RMB2,250 million over the same period last year. Meanwhile, our business mix and key performance indicators continued to improve, and our productivity and unit cost indicators were also enhanced. Such progress and improvement demonstrate the positive effects of the active transformation strategies implemented in the past three years.

Review for the first half year

Steady growth and quality improvement in our core insurance business

Our core life insurance business delivered strong profitability growth in the first half of 2005 and its net profit increased 35.2% to RMB1,868 million over the same period last year. Total gross written premiums, policy fees and premium deposits increased 2.3% to RMB29,747 million over the same period last year. Premium growth was achieved concurrently with further improvement in our product mix. The proportion of premiums and premium deposits obtained through our individual life, our group life, and our bancassurance distribution channels were 78.8%, 13.8% and 7.4%, respectively, as compared to 69.3%, 20.2% and 10.5%, in the same period last year. In particular, premiums and premium deposits from the more profitable individual life business increased 16.3% to RMB23,441 million over the same period last year, first year premiums and premium deposits increased 57.8% to RMB6,179 million over the same period last year, and renewal premiums and premium deposits continued to grow steadily. This was achieved through significant improvement in the productivity of our agency force, reflecting the positive effect of our agency rationalization program.

Net profit from property and casualty insurance business increased significantly to RMB142 million from RMB45 million in the same period last year. Written premiums from property and casualty insurance reached RMB6,290 million, an increase of 22.5% over the same period last year, among which, written premiums attributable to automobile insurance, non-automobile insurance, and accident and health insurance increased by 23.7%, 18.5% and 45.6%, over the same period last year. Growth in our property and casualty business was accompanied by a further improvement in our combined ratio to 96.1% from 97.2% over the full year of 2004.

Progress in our back-office support centralization project

Construction of our national back-office support centre in Zhangjiang, Shanghai is proceeding smoothly. We have completed an initial pilot testing for the centralization of our underwriting and claims functions in several branches. We will enter the next phase of this project with valuable experience accumulated during the test.

Strengthening our comprehensive financial service platform

Following the establishment of Ping An Annuity Insurance Company of China, Ltd. in the second half of last year, Ping An Health Insurance Company of China, Ltd. and Ping An Asset Management Co., Ltd. were both established in the first half of 2005. In addition, the headquarter of Ping An Bank moved to Shanghai. As a result, the Group has a total of eight subsidiaries providing a wide range of financial services and products to our customers. In order to better meet our customers' demand for more diversified financial services, we initiated an overall organizational transformation where suitable products will be developed, and appropriate channels and resources will be effectively allocated to serve both our individual and corporate customers. This will further enhance our ability to cross-sell different financial services and products.

Prospects for the second half of 2005

Although competition has increased due to market liberalization, we believe that future growth in the insurance industry is assured as corporate governance and professional standards in the industry continue to improve. Our optimistic outlook is based on the rapid growth of the Chinese economy, an increase in purchasing power of both individuals and corporations, and the continued improvement in insurance industry regulation.

Operation results in the first half of 2005 were very encouraging and the Group has accomplished its intermediate objectives. In the second half of 2005, we will pursue new business opportunities, continue our re-organization and strengthen the competitiveness of our core business. We will also seek to open new investment channels, such as infrastructure projects to diversify our investment risks, increase returns on investment, and improve our asset liability management. We have various initiatives to expand our banking business. This will include the application for full-scope Renminbi operating license, development and sales of new products and opening new branches. We intend to use Ping An Bank as a brand builder to demonstrate our capacity for innovation in products, channels and services.

With the support from our shareholders, employees and management, we are confident that we will fulfill our objectives for the next six months and further enhance our shareholder value.

Ma Mingzhe
Chairman and Chief Executive Officer

August 20, 2005

MANAGEMENT DISCUSSION AND ANALYSIS

Group's Consolidated Performance

The following is a summary of the consolidated results of the Group:

For six months ended June 30, (in RMB million)	2005	2004
Gross written premiums, policy fees and premium deposits	**36,037**	34,200
Less: Premium deposits	**(5,488)**	(1,919)
Gross written premiums and policy fees	**30,549**	32,281
Total revenue	**32,603**	32,825
Operating profit	**2,673**	1,842
Net profit	**2,250**	1,527

The following table sets forth the breakdown of our net profit by business segment:

For six months ended June 30, (in RMB million)	2005	2004
Life insurance	**1,868**	1,382
Property and casualty insurance	**142**	45
Other businesses	**240**	100
Net profit	**2,250**	1,527

Consolidated net profit increased 47.3% to RMB2,250 million in the six months ended June 30, 2005 from RMB1,527 million in the same period in 2004. This increase was primarily due to the better performance in our core life insurance and property and casualty insurance businesses, which accounted for approximately 83.0% and 6.3%, respectively, of our net profit.

Factors attributing to our improved performance include improved product mix of our life insurance business, better results from our property and casualty insurance business, continued cost control initiatives, and better total investment returns.

Consolidated Investment Income

For six months ended June 30, (in RMB million, except percentages)	2005	2004
Net investment income	**4,481**	3,432
Realized and unrealized gains/(losses)	**19**	(769)
Total investment income	**4,500**	2,663
Net investment yield	**4.1%**	4.1%
Total investment yield	**4.1%**	3.6%

Our net investment income increased 30.6% to RMB4,481 million in the six months ended June 30, 2005 from RMB3,432 million in the same period in 2004. This increase was primarily due to the increase in our investment assets to RMB219,666 million as of June 30, 2005 from RMB174,145 million as of June 30, 2004. Net investment yield maintained unchanged at 4.1% in the six months ended June 30, 2005.

Our total investment income increased 69.0% to RMB4,500 million in the six months ended June 30, 2005 from RMB2,663 million in the same period in 2004. Total investment yield increased to 4.1% in the six months ended June 30, 2005 from 3.6% in the same period in 2004. This increase was primarily due to the decrease in bond yield rates, which resulted in a higher valuation of our bond investments that were "carried at fair value through profit or loss". In addition, our equity investments in the PRC equity markets suffered a smaller loss in the six months ended June 30, 2005 as compared to the loss in the same period in 2004. As a result, the realized and unrealized gains in the six months ended June 30, 2005 were RMB19 million as compared to realized and unrealized losses of RMB769 million in the same period in 2004.

We continued to improve the asset allocation of our portfolio in response to the changes in the capital markets. As a result, our bond investment as a percentage of our total investment assets increased to 62.3% as of June 30, 2005 from 56.0% as of December 31, 2004. In addition, we were able to achieve an average yield of 4.5% from our new money investment in bonds during the first half of 2005. The following table presents our investment portfolio allocations among the major categories of our investments:

	As of June 30, 2005		As of December 31, 2004	
(in RMB million, except percentages)	**Carrying Value**	**% of Total**	Carrying Value	% of Total
Fixed maturity investments				
Term deposits	**72,185**	**32.9%**	80,320	39.9%
Bond investments[(1)]	**136,889**	**62.3%**	112,860	56.0%
Other fixed maturity investments	**946**	**0.4%**	675	0.3%
Equity investments[(2)]	**8,303**	**3.8%**	6,018	3.0%
Investment properties	**1,343**	**0.6%**	1,504	0.8%
Total investments	**219,666**	**100.0%**	201,377	100.0%

(1) Bond investments include the carrying value of derivatives embedded with the host contracts.
(2) Equity investments include equity investment funds, equity securities and investment in an associate.

Life Insurance Business

The following is a summary of the operation data of our life insurance business:

	As of June 30, 2005	As of December 31, 2004
Market share of gross written premiums, policy fees and premium deposits[1]	**14.8%**	17.2%
Persistency ratio:		
13-month	**85.5%**	87.5%
25-month	**82.5%**	80.3%
Number of customers:		
Individual (in thousands)	**29,537**	28,362
Corporate (in thousands)	**221**	177

(1) Based on our PRC GAAP financial data and the PRC insurance industry data calculated in accordance with the PRC GAAP and published by the National Bureau of Statistics of China.
Market share as of June 30, 2005 was computed based on gross written premiums, policy fees and premium deposits accumulated over a period of six months.
Market share as of December 31, 2004 was computed based on gross written premiums, policy fees and premium deposits accumulated over a period of one year.

We are the second largest life insurance company in the PRC in terms of gross written premiums, policy fees and premium deposits. For six months ended June 30, 2005, our life insurance business accounted for approximately 14.8% of the gross written premiums, policy fees and premium deposits received by the PRC life insurance companies, based on our PRC GAAP financial data and the PRC insurance industry data calculated in accordance with the PRC GAAP.

We continued to focus on maintaining excellent customer services. As a result, our 13-month and 25-month persistency ratios were maintained at a very respectable rate of more than 85% and 80%, respectively. In addition, the number of our individual life sales agents are maintained at approximately 200,000 while the average productivity per agent continue to increase.

Results of Operations

The following is a summary of the results of the life insurance business:

For six months ended June 30, (in RMB million)	2005	2004
Gross written premiums, policy fees and premium deposits	**29,747**	29,064
Gross written premiums and policy fees	**24,259**	27,145
Net earned premiums	**23,516**	26,628
Investment income	**3,966**	2,433
Other income	**295**	181
Total revenue	**27,777**	29,242
Change in deferred policy acquisition costs	**1,565**	543
Increase in policyholders' reserves	**(14,739)**	(18,866)
Claims and policyholders' benefits	**(8,011)**	(5,337)
Commission expenses	**(2,465)**	(2,253)
Changes in fair value of derivative financial liabilities	**(137)**	(80)
General, administrative and other expenses	**(1,911)**	(1,706)
Total expenses	**(25,698)**	(27,699)
Income taxes	**(211)**	(161)
Net profit	**1,868**	1,382

Gross Written Premiums, Policy Fees and Premium Deposits

Individual Life Business. Gross written premiums, policy fees and premium deposits for our individual life business increased 16.3% to RMB23,441 million in the six months ended June 30, 2005 from RMB20,148 million in the same period in 2004. This increase was primarily due to the 57.8% increase in first year premiums, policy fees and premium deposits to RMB6,179 million in the six months ended June 30, 2005 from RMB3,916 million in the same period in 2004. In addition, renewal premiums, policy fees and premium deposits for our individual life business increased 6.3% to RMB17,262 million in the six months ended June 30, 2005 from RMB16,232 million in the same period in 2004. These increases were primarily due to the continued improvement in the quality and productivity of our agency force. In addition, our recently launched universal life products provided growth momentum in the first half of 2005.

Bancassurance Business. Gross written premiums, policy fees and premium deposits for our bancassurance business decreased 28.2% to RMB2,192 million in the six months ended June 30, 2005 from RMB3,055 million in the same period in 2004. This decrease was primarily due to our continued efforts to manage the growth of this business line to preserve profit margin.

Group Insurance Business. Gross written premiums, policy fees and premium deposits for our group insurance business decreased 29.8% to RMB4,114 million in the six months ended June 30, 2005 from RMB5,861 million in the same period in 2004. This decrease was primarily due to our continued efforts to manage the growth of this business line to improve profit margin. As a result of our product mix improvement, gross written premiums and policy fees for our short-term group insurance business increased 44.9% to RMB1,090 million in the six months ended June 30, 2005 from RMB752 million in the same period in 2004.

For six months ended June 30, (in RMB million)	**2005**	2004
Individual life		
First year premiums and policy fees	**4,085**	3,916
First year premium deposits	**2,094**	–
Total first year premiums, policy fees and premium deposits	**6,179**	3,916
Renewal premiums and policy fees	**15,536**	14,679
Renewal premium deposits	**1,726**	1,553
Total renewal premiums, policy fees and premium deposits	**17,262**	16,232
Total individual life	**23,441**	20,148
Bancassurance		
Gross written premiums and policy fees	**721**	3,055
Premium deposits	**1,471**	–
Total bancassurance	**2,192**	3,055
Group insurance		
Gross written premiums and policy fees	**3,917**	5,495
Premium deposits	**197**	366
Total group insurance	**4,114**	5,861
Total life insurance		
Gross written premiums and policy fees	**24,259**	27,145
Premium deposits	**5,488**	1,919
Total gross written premiums, policy fees and premium deposits	**29,747**	29,064

Investment Income

Net investment income for our life insurance business increased 25.3% to RMB3,971 million in the six months ended June 30, 2005 from RMB3,168 million in the same period in 2004. This increase was primarily due to the increase in investment assets to RMB197,304 million as of June 30, 2005 from RMB160,918 million as of June 30, 2004. Net investment yield for our life insurance business increased to 4.2% in the six months ended June 30, 2005 from 4.1% in the same period in 2004.

Total investment income for our life insurance business increased 63.0% to RMB3,966 million in the six months ended June 30, 2005 from RMB2,433 million in the same period in 2004. Total investment yield for our life insurance business increased to 4.2% in the six months ended June 30, 2005 from 3.5% in the same period in 2004.

For six months ended June 30, (in RMB million, except percentages)	2005	2004
Net investment income	**3,971**	3,168
Net investment yield	**4.2%**	4.1%
Total investment income	**3,966**	2,433
Total investment yield	**4.2%**	3.5%

Change in Deferred Policy Acquisition Costs

The change in deferred policy acquisition costs was RMB1,565 million in the six months ended June 30, 2005 as compared to RMB543 million in the same period in 2004. The bigger change in deferred policy acquisition costs was primarily due to the significant increase in first year premiums, policy fees and premium deposits from individual life business.

Increase in Policyholders' Reserves

The increase in policyholders' reserves was RMB14,739 million in the six months ended June 30, 2005 as compared to RMB18,866 million in the same period in 2004. The smaller increase in policyholders' reserves was primarily due to (1) the decrease in gross written premiums attributable to our bancassurance and group insurance businesses, (2) the increase in payment for claims and policyholders' benefits, and (3) the increase in sales of universal life products. A portion of the policyholders' liabilities for universal life products was recorded as policyholders' contract deposits instead of policyholders' reserves.

Claims and Policyholders' Benefits

Claims and policyholders' benefits increased 50.1% to RMB8,011 million in the six months ended June 30, 2005 from RMB5,337 million in the same period in 2004. Claims and policyholders' benefits as a percentage of gross written premiums, policy fees and premium deposits increased to 26.9% in the six months ended June 30, 2005 from 18.4% in the same period in 2004. These increases were primarily due to the increase in payments for maturities and survival benefits, and surrenders of insurance policies. Payments for maturities and survival benefits increased significantly to RMB2,175 million in the six months ended June 30, 2005 from RMB1,081 million in the same period in 2004. Payments for surrenders of insurance policies increased 40.9% to RMB2,629 million in the six months ended June 30, 2005 from RMB1,866 million in the same period in 2004.

Commission Expenses

Commission expenses, which we paid primarily to our sales agents, increased 9.4% to RMB2,465 million in the six months ended June 30, 2005 from RMB2,253 million in the same period in 2004. This increase was primarily due to the increase in first year premiums, policy fees and premium deposits from individual life products. Commission expenses as a percentage of gross written premiums, policy fees, and premium deposits increased to 8.3% in the six months ended June 30, 2005 from 7.8% in the same period in 2004.

General, Administrative and Other Expenses

General, administrative and other expenses increased 12.0% to RMB1,911 million in the six months ended June 30, 2005 from RMB1,706 million in the same period in 2004. General, administrative and other expenses as a percentage of gross written premiums, policy fees and premium deposits increased to 6.4% in the six months ended June 30, 2005 from 5.9% in the same period in 2004. These increases were primarily due to the increase in sales of first year premiums, policy fees and premium deposits.

Income Taxes

Income taxes increased 31.1% to RMB211 million in the six months ended June 30, 2005 from RMB161 million in the same period in 2004. This increase was primarily due to the increase in our operating profit. The effective tax rate decreased to 10.1% in the six months ended June 30, 2005 from 10.4% in the same period in 2004. This decrease was primarily due to the increase in interest income from government bonds, which was entitled to certain tax exemptions.

Net Profit

As a result of the foregoing, net profit for our life insurance business increased 35.2% to RMB1,868 million in the six months ended June 30, 2005 from RMB1,382 million in the same period in 2004.

Property and Casualty Insurance Business

The following is a summary of the operation data of our property and casualty insurance business:

	As of June 30, 2005	As of December 31, 2004
Market share of gross written premiums(1)	**9.4%**	9.5%
Number of customers:		
Individual (in thousands)	**5,912**	5,519
Corporate (in thousands)	**774**	613

(1) Based on our PRC GAAP financial data and the PRC insurance industry data calculated in accordance with the PRC GAAP and published by the National Bureau of Statistics of China.
Market share as of June 30, 2005 was computed based on gross written premiums accumulated over a period of six months.
Market share as of December 31, 2004 was computed based on gross written premiums accumulated over a period of one year.

We are the third largest property and casualty insurance company in the PRC in terms of gross written premiums. For six months ended June 30, 2005, our property and casualty insurance business accounted for approximately 9.4% of the gross written premiums received by the PRC property and casualty insurance companies, based on our PRC GAAP financial data and the PRC insurance industry data calculated in accordance with the PRC GAAP.

Combined Ratio

	For six months ended June 30, 2005	For year ended December 31, 2004
Expense ratio	**20.0%**	20.2%
Loss ratio	**76.1%**	77.0%
Combined ratio	**96.1%**	97.2%

We continued to grow our property and casualty business with a focus on proper management of our underwriting risks and operation cost controls. This strategy has enabled us to improve both our expense ratio and our loss ratio. As a result, our combined ratio improved to 96.1% in the six months ended June 30, 2005 from 97.2% in the full year of 2004.

Results of Operations

The following is a summary of the results of the property and casualty insurance business:

For six months ended June 30, (in RMB million)	**2005**	2004
Gross written premiums	**6,290**	5,136
Net earned premiums	**3,430**	2,595
Investment income	**174**	96
Other income	**695**	562
Total revenue	**4,299**	3,253
Change in deferred policy acquisition costs	**169**	138
Claims expenses	**(2,612)**	(1,884)
Commission expenses	**(439)**	(331)
General, administrative and other expenses	**(1,099)**	(993)
Total expenses	**(3,981)**	(3,070)
Income taxes	**(176)**	(138)
Net profit	**142**	45

Gross Written Premiums

Gross written premiums increased 22.5% to RMB6,290 million in the six months ended June 30, 2005 from RMB5,136 million in the same period in 2004. This increase in gross written premiums was primarily due to the significant growth in all three principal lines of our property and casualty insurance businesses.

For six months ended June 30, (in RMB million)	**2005**	2004
Automobile insurance	**3,720**	3,007
Non-automobile insurance	**2,321**	1,958
Accident and health insurance	**249**	171
Total gross written premiums	**6,290**	5,136

Automobile Insurance Business. Gross written premiums attributable to our automobile insurance business increased 23.7% to RMB3,720 million in the six months ended June 30, 2005 from RMB3,007 million in the same period in 2004. This increase was primarily due to the continued increase in demand for automobiles in the PRC and the stabilization of automobile insurance premium rates resulting from a decrease in price competition.

Non-automobile Insurance Business. Gross written premiums attributable to our non-automobile insurance business increased 18.5% to RMB2,321 million in the six months ended June 30, 2005 from RMB1,958 million in the same period in 2004. This increase was primarily due to the increase in sales of commercial property insurance and cargo insurance. Gross written premiums attributable to our commercial property insurance increased 24.4% to RMB1,009 million in the six months ended June 30, 2005 from RMB811 million in the same period in 2004. Gross written premiums attributable to our cargo insurance increased 31.0% to RMB279 million in the six months ended June 30, 2005 from RMB213 million in the same period in 2004.

Accident and Health Insurance Business. Gross written premiums attributable to our accident and health insurance business increased 45.6% to RMB249 million in the six months ended June 30, 2005 from RMB171 million in the same period in 2004. This increase was primarily due to our continued focus on growing this line of business in 2005.

Investment Income

Net investment income for our property and casualty business increased 34.8% to RMB182 million in the six months ended June 30, 2005 from RMB135 million in the same period in 2004. This increase was primarily due to the increase in investment assets to RMB8,970 million as of June 30, 2005 from RMB6,413 million as of June 30, 2004. Net investment yield for our property and casualty business decreased to 4.2% in the six months ended June 30, 2005 from 4.5% in the same period in 2004.

Total investment income for our property and casualty insurance business increased 81.3% to RMB174 million in the six months ended June 30, 2005 from RMB96 million in the same period in 2004. Our total investment yield for our property and casualty insurance business increased to 4.1% in the six months ended June 30, 2005 from 3.9% in the same period in 2004.

For six months ended June 30, (in RMB million, except percentages)	**2005**	2004
Net investment income	**182**	135
Net investment yield	**4.2%**	4.5%
Total investment income	**174**	96
Total investment yield	**4.1%**	3.9%

Change in Deferred Policy Acquisition Costs

The change in deferred policy acquisition costs was RMB169 million in the six months ended June 30, 2005 as compared to RMB138 million in the same period in 2004. The bigger change in deferred policy acquisition costs was primarily due to the significant increase in gross written premiums for our property and casualty business.

Claims

For six months ended June 30, (in RMB million)	**2005**	2004
Automobile insurance	**1,943**	1,377
Non-automobile insurance	**556**	443
Accident and health insurance	**113**	64
Total claims	**2,612**	1,884

Total claims increased 38.6% to RMB2,612 million in the six months ended June 30, 2005 from RMB1,884 million in the same period in 2004.

Claims attributable to our automobile insurance business, our non-automobile insurance business, and our accident and health insurance business increased 41.1%, 25.5% and 76.6%, respectively, over the same period last year. These increases were primarily due to the increase in premium growth, and the additional claim reserves being provided for compulsory third party motor insurance coverage, motor loan guarantees and flood damage.

Commission Expenses

Commission expenses increased 32.6% to RMB439 million in the six months ended June 30, 2005 from RMB331 million in the same period in 2004. As a percentage of gross written premiums, commission expenses increased to 7.0% in the six months ended June 30, 2005 from 6.4% in the same period in 2004. These increases were primarily due to higher market commission rates resulting from increased competition in the property and casualty insurance industry.

General, Administrative and Other Expenses

General, administrative and other expenses increased 10.7% to RMB1,099 million in the six months ended June 30, 2005 from RMB993 million in the same period in 2004. As a percentage of gross written premiums, general, administrative and other expenses decreased to 17.5% in the six months ended June 30, 2005 from 19.3% in the same period in 2004. The decrease was primarily due to the operating cost control and the improved economies of scale.

Income Taxes

Income taxes increased 27.5% to RMB176 million in the six months ended June 30, 2005 from RMB138 million in the same period in 2004. The effective tax rate decreased to 55.3% in the six months ended June 30, 2005 from 75.4% in the same period in 2004. This decrease was primarily due to the increase in interest income from government bonds, which was entitled to certain tax exemptions.

Net Profit

As a result of the foregoing, net profit from our property and casualty insurance business increased significantly to RMB142 million in the six months ended June 30, 2005 from RMB45 million in the same period in 2004.

Liquidity and Financial Resources

Liquidity and financial resources are managed at the Group level on a consolidated basis. We are a holding company and, with the exception of investment management activities, do not conduct any significant business operations on our own. As a result, we depend upon dividends and distributions from our operating subsidiaries for substantially all of our operating cash flows.

In addition to cash and cash equivalents held by the Group, we have two additional sources of liquidity. They are liquid investments held for trading and short-term borrowings.

Liquid investments held for trading are listed or are traded in an active market and can be converted to cash easily without incurring significant charges.

The following table summarizes the carrying amount of liquid assets held by the Group:

(in RMB million)	As of June 30, 2005	As of December 31, 2004
Cash and cash equivalents	**19,358**	15,254
Held-for-trading investments	**2,967**	5,796
Total liquid assets	**22,325**	21,050

Short-term borrowings are represented by securities sold under agreements to repurchase. These were used as part of the liquidity management for our daily operations. The Group had no other significant loan arrangements besides these short-term borrowings.

(in RMB million)	As of June 30, 2005	As of December 31, 2004
Short-term borrowings	**5,170**	601

The management believes that the liquid assets currently held, together with net cash generated from future operations, and the availability of short-term borrowings will enable the Group to meet its foreseeable cash requirements.

Capital Structure

Shareholders' equity increased to RMB30,114 million as of June 30, 2005 from RMB28,197 million as of December 31, 2004.

The Group does not utilize any form of debt arrangement to finance its capital structure.

The Group had no material charges on its group assets.

Gearing Ratio

	As of June 30, 2005	As of December 31, 2004
Gearing ratio	**89.7%**	89.3%

The gearing ratio is computed by dividing the sum of total liabilities and minority interests by total assets.

Exposure to Fluctuations in Exchange Rates

Foreign currency denominated investments and cash assets held by the Group are exposed to foreign currency risks. These assets include term deposits, cash and cash equivalents held in foreign currency that are considered as monetary assets. In addition to foreign currency denominated monetary assets, the Group's foreign currency denominated monetary liabilities are also exposed to fluctuations in exchange rates. These liabilities include foreign currency denominated claim reserves and payable to reinsurers. The exposures to fluctuations in exchange rates from monetary assets and monetary liabilities offset each other.

The Group uses sensitivity analysis to estimate its risk exposure. Foreign currency risk sensitivity is estimated by assuming a simultaneous and uniform 5% depreciation, against the Renminbi, of all foreign currency denominated monetary assets and monetary liabilities.

(in RMB million)	**As of June 30, 2005**	As of December 31, 2004
Net exposure to fluctuations in exchange rates	**792**	918

INDEPENDENT AUDITORS' REVIEW REPORT

To the board of directors
Ping An Insurance (Group) Company of China, Ltd. (the "Company")

We have been instructed by the Company to review the interim financial report of the Company and its subsidiaries (collectively the "Group") for six months ended June 30, 2005 set out on pages 18 to 39.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited requires the preparation of an interim financial report to be in compliance with the relevant provisions thereof and International Accounting Standard 34 "Interim Financial Reporting" promulgated by the International Accounting Standards Board. The interim financial report is the responsibility of, and has been approved by, the directors. It is our responsibility to form an independent conclusion, based on our review, on the interim financial report and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

REVIEW WORK PERFORMED

We conducted our review in accordance with Statement of Auditing Standards 700 "Engagements to review interim financial reports" issued by the Hong Kong Institute of Certified Public Accountants. A review consists principally of making enquiries of the Group's management and applying analytical procedures to the interim financial report and based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the interim financial report.

REVIEW CONCLUSION

On the basis of our review which does not constitute an audit, we are not aware of any material modifications that should be made to the interim financial report for six months ended June 30, 2005.

Ernst & Young
Certified Public Accountants

Hong Kong
August 20, 2005

CONDENSED CONSOLIDATED INCOME STATEMENT

For six months ended June 30, 2005

For six months ended June 30, (in RMB million)	Notes	(Unaudited) 2005	(Unaudited) 2004 (Restated)
Gross written premiums and policy fees	5	**30,549**	32,281
Less: Premiums ceded to reinsurers		**(2,311)**	(2,171)
Net written premiums and policy fees		**28,238**	30,110
Increase in unearned premium reserves, net		**(1,292)**	(887)
Net earned premiums		**26,946**	29,223
Reinsurance commission income		**772**	670
Net investment income	6	**4,481**	3,432
Realized and unrealized gains/(losses)	6	**19**	(769)
Other income		**385**	269
Total revenue		**32,603**	32,825
Change in deferred policy acquisition costs		**1,734**	681
Claims and policyholders' benefits	7	**(10,623)**	(7,221)
Increase in policyholders' reserves		**(14,739)**	(18,866)
Changes in fair value of derivative financial liabilities		**(137)**	(80)
Commission expenses		**(2,904)**	(2,584)
General and administrative expenses		**(3,155)**	(2,861)
Provision for insurance guarantee fund		**(106)**	(52)
Total expenses		**(29,930)**	(30,983)
Operating profit	8	**2,673**	1,842
Income taxes	9	**(423)**	(315)
Net profit		**2,250**	1,527
Attributable to:			
– Shareholders		**2,235**	1,504
– Minority interests		**15**	23
		2,250	1,527
Proposed dividends	10	**–**	–
		RMB	*RMB*
Earnings per share for net profit attributable to shareholders – basic	11	**0.36**	0.30

The accompanying notes form an integral part of the condensed consolidated financial statements.

CONDENSED CONSOLIDATED BALANCE SHEET

As of June 30, 2005

(in RMB million)	Notes	(Unaudited) June 30, 2005	(Audited) December 31, 2004 (Restated)
ASSETS			
Investments			
Fixed maturity investments			
Bonds	*12, 18*	**136,837**	112,798
Term deposits	*18*	**72,185**	80,320
Policy loans	*18*	**690**	545
Loans and advances to customers	*18*	**256**	130
Equity investments			
Equity investment funds	*13*	**6,600**	5,749
Equity securities	*14*	**1,700**	266
Derivative financial assets		**52**	62
Investment in an associate		**3**	3
Investment properties		**1,343**	1,504
Total investments		**219,666**	201,377
Cash and cash equivalents		**19,358**	15,254
Due from banks	*18*	**464**	439
Premium receivables		**963**	617
Interest receivables		**1,475**	382
Policyholder account assets in respect of insurance contracts		**11,620**	9,758
Policyholder account assets in respect of investment contracts		**3,293**	3,145
Reinsurance assets		**4,614**	4,356
Deferred policy acquisition costs	*15*	**24,356**	22,622
Property, plant and equipment		**2,718**	2,735
Construction-in-progress		**348**	204
Land use rights		**946**	928
Goodwill		**326**	322
Deferred income tax asset		**216**	362
Statutory deposits		**1,260**	1,200
Other assets		**896**	738
Total assets		**292,519**	264,439

The accompanying notes form an integral part of the condensed consolidated financial statements.

CONDENSED CONSOLIDATED BALANCE SHEET *(Continued)*

As of June 30, 2005

(in RMB million)	*Notes*	(Unaudited) June 30, 2005	(Audited) December 31, 2004 (Restated)
EQUITY AND LIABILITIES			
Shareholders' equity			
Share capital	*16*	**6,195**	6,195
Reserves		**20,066**	19,517
Retained profits		**3,853**	2,485
		30,114	28,197
Minority interests		**472**	430
Total equity		**30,586**	28,627
Liabilities			
Customers' deposits	*18*	**1,612**	1,849
Securities sold under agreements to repurchase	*18*	**5,170**	601
Premiums received in advance		**814**	1,627
Commission payable		**638**	556
Due to reinsurers		**838**	209
Dividends payable to shareholders		**171**	74
Income tax payable		**529**	490
Insurance guarantee fund		**473**	827
Policyholder dividend payable and provisions		**2,506**	1,977
Policyholders' contract deposits		**4,927**	1,411
Policyholder account liabilities in respect of insurance contracts		**11,620**	9,758
Policyholder account liabilities in respect of investment contracts		**3,293**	3,145
Unearned premium reserves		**10,930**	9,472
Claim reserves		**7,602**	6,642
Policyholders' reserves		**208,509**	193,770
Derivative financial liabilities		**264**	127
Investment contract reserves		**15**	15
Other liabilities		**2,022**	3,262
Total liabilities		**261,933**	235,812
Total equity and liabilities		**292,519**	264,439

The accompanying notes form an integral part of the condensed consolidated financial statements.

MA Mingzhe	**CHEUNG Chi Yan Louis**	**SUN Jianyi**
Director	*Chief Financial Officer*	*Director*

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For six months ended June 30, 2005 (in RMB million)

(Restated)

		Shareholders' equity								
			Reserves							
	Notes	Share capital	Capital reserve	Revenue reserve fund	Common welfare fund	General reserve	Net unrealized gains/ (losses)	Retained profits	Minority interests	Total
(Unaudited)										
As of January 1, 2004										
As previously reported		4,933	2,818	4,148	486	395	(180)	352	337	13,289
Effect of implementation of new/revised accounting standards	*3*	–	–	–	–	–	(61)	–	(1)	(62)
As restated		4,933	2,818	4,148	486	395	(241)	352	336	13,227
Net profit for six months ended June 30, 2004		–	–	–	–	–	–	1,504	23	1,527
Net losses on available-for-sale investments		–	–	–	–	–	(826)	–	(8)	(834)
Net losses on available-for-sale investments removed from equity and reported in net profit		–	–	–	–	–	8	–	–	8
Deferred tax recognized, net		–	–	–	–	–	123	–	1	124
Issue of shares through initial public offering		1,262	12,564	–	–	–	–	–	–	13,826
Share issue expenses		–	(581)	–	–	–	–	–	–	(581)
Acquisition of a subsidiary		–	–	–	–	–	–	–	136	136
Dividends declared	*10*	–	–	–	–	–	–	(592)	–	(592)
As of June 30, 2004		6,195	14,801	4,148	486	395	(936)	1,264	488	26,841

The accompanying notes form an integral part of the condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY *(Continued)*

For six months ended June 30, 2005 (in RMB million)

		Shareholders' equity								
			Reserves							
	Notes	Share capital	Capital reserve	Revenue reserve fund	Common welfare fund	General reserve	Net unrealized gains/ (losses)	Retained profits	Minority interests	Total
(Unaudited)										
As of January 1, 2005										
As previously reported		6,195	14,835	4,409	616	395	(682)	2,485	431	28,684
Effect of implementation of new/revised accounting standards	*3*	–	–	–	–	–	(56)	–	(1)	(57)
As restated		6,195	14,835	4,409	616	395	(738)	2,485	430	28,627
Net profit for six months ended June 30, 2005		–	–	–	–	–	–	2,235	15	2,250
Net gains on available-for-sale investments		–	–	–	–	–	755	–	7	762
Net gains on available-for-sale investments removed from equity and reported in net profit		–	–	–	–	–	(109)	–	(1)	(110)
Increase in capital of a subsidiary		–	–	–	–	–	–	–	22	22
Deferred tax recognized, net		–	–	–	–	–	(97)	–	(1)	(98)
Dividends declared	*10*	–	–	–	–	–	–	(867)	–	(867)
As of June 30, 2005		**6,195**	**14,835**	**4,409**	**616**	**395**	**(189)**	**3,853**	**472**	**30,586**

The accompanying notes form an integral part of the condensed consolidated financial statements.

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

For six months ended June 30, (in RMB Million)	(Unaudited) 2005	(Unaudited) 2004
Cash inflows from operating activities	**15,112**	20,119
Cash outflows from investing activities	**(10,238)**	(17,779)
Cash inflows/(outflows) from financing activities	**(770)**	12,583
Net increase in cash and cash equivalents	**4,104**	14,923
Cash and cash equivalents at beginning of period	**15,254**	8,017
Cash and cash equivalents at end of period	**19,358**	22,940

The accompanying notes form an integral part of the condensed consolidated financial statements.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2005

1. Organization and principal activities

Ping An Insurance (Group) Company of China, Ltd. (the "Company") was incorporated in Shenzhen, the People's Republic of China (the "PRC") on March 21, 1988. Its business scope includes investing in insurance enterprises, supervising and managing various domestic and overseas businesses of subsidiaries, and utilizing insurance funds. The Company and its principal subsidiaries (the "Group") are mainly engaged in life insurance, property and casualty insurance, and provision of financial services.

2. Basis of preparation and significant accounting policies

These unaudited condensed consolidated financial statements have been prepared in accordance with International Accounting Standard 34 "Interim Financial Reporting" promulgated by the International Accounting Standards Board and the disclosure requirements of The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The accounting policies and methods of computation used in the preparation of the condensed consolidated financial statements are consistent with those used in the annual audited financial statements for year ended December 31, 2004, except as disclosed in note 3 below about the changes in significant accounting policies following the adoption of certain new or revised International Financial Reporting Standards ("IFRSs"). These condensed consolidated financial statements should be read in conjunction with the audited financial statements for year ended December 31, 2004.

3. Changes in significant accounting policies

The Group has changed certain significant accounting policies following the adoption of the following new or revised IFRSs:

(1) IFRS 4, Insurance Contracts

Effective January 1, 2005, the Group has adopted IFRS 4 which represents the first IFRS to deal with insurance contracts. The main features of IFRS 4 include but not limited to the definition of an insurance contract, the use of liability adequacy tests and impairment tests for reinsurance assets, and prohibition of catastrophe and equalization provisions. Based on this standard, the Group continues to account for investment contracts containing discretionary participation features as if they are insurance contracts. In addition, premiums income from certain contracts, which are regarded as investment contracts by IFRS 4, is accounted for as financial liabilities, and related policyholders' benefits to the extent covered by the said contracts are accounted for as a direct debit to the financial liabilities. Further, certain investment-linked contracts meet the definition of an insurance contract under IFRS 4 and the Group separately presents assets and liabilities related to such investment-linked contracts, which were originally grouped in "separate account (investment-linked) assets and liabilities". The assets and liabilities related to the remaining investment-linked contracts, which are regarded as investment contracts, are presented as policyholder account assets and liabilities in respect of investment contracts.

3. **Changes in significant accounting policies** *(Continued)*

(1) *IFRS 4, Insurance Contracts* *(Continued)*

As a result of the adoption of IFRS 4, certain contracts were reclassified as investment contracts.

The Group recorded the following effects in the consolidated income statement to reflect the reclassification of contracts:

For six months ended June 30, (in RMB million)	**(Unaudited) 2005**	(Unaudited) 2004
(Debit)/Credit		
Gross written premiums and policy fees	–	(16)
Claims and policyholders' benefits	**1**	–
Increase in policyholders' reserves	**(1)**	16
Net impact on net profit	–	–

Further, the Group recorded the following effects in the consolidated balance sheet as of:

(in RMB million)	**(Unaudited) June 30, 2005**	(Audited) December 31, 2004
Debit/(Credit)		
Policyholder account assets in respect of insurance contracts	**11,620**	9,758
Policyholder account assets in respect of investment contracts	**3,293**	3,145
Separate account (investment-linked) assets	**(14,913)**	(12,903)
Policyholders' reserves	**15**	15
Investment contract reserves	**(15)**	(15)
Policyholder account liabilities in respect of insurance contracts	**(11,620)**	(9,758)
Policyholder account liabilities in respect of investment contracts	**(3,293)**	(3,145)
Separate account (investment-linked) liabilities	**14,913**	12,903

3. Changes in significant accounting policies *(Continued)*

(2) IAS 39 (revised 2004), Financial Instruments: Recognition and Measurement

Effective January 1, 2005, the Group has adopted IAS 39 (revised 2004). Among the changes, IAS 39 (revised 2004) has eliminated "loan and receivables originated by the enterprise" and defined a "loans and receivables" category. By such definition, loans and receivables exclude investments quoted in an active market. As a result, the Group has reclassified quoted bonds as held-to-maturity or available-for-sale investments in accordance with the related requirements and investment strategy. The Group recorded the following effects in the consolidated balance sheet as of:

(in RMB million)	**(Unaudited) June 30, 2005**	(Audited) December 31, 2004
Debit/(Credit)		
Fixed maturity investments – bonds	**(198)**	(67)
Deferred income tax assets	**30**	10
Reserves – net unrealized losses	**166**	56
Minority interests	**2**	1

(3) IFRS 2, Share-based Payment

Effective January 1, 2005, the Group has adopted IFRS 2. It requires the Group to recognize share-based payment transactions in its financial statements, including transactions with employees or other parties to be settled in cash, other assets or equity instruments of the Company. This standard has given more guidance on recognition, measurement and disclosure of the Group's share appreciation rights scheme. There was no significant impact on the Group's financial statements upon the adoption of IFRS 2. The charge to income statement is as follows:

For six months ended June 30, (in RMB million)	**(Unaudited) 2005**	(Unaudited) 2004
Charge for the period	**14**	–

(4) Other recently adopted IFRSs

IFRS 3, Business Combinations, was already effective since March 31, 2004. Among its requirements, the Group has, since 2005, ceased amortization of the Group's goodwill incurred before March 31, 2004.

The Group believes that the adoption of other new or revised IFRSs has had no significant impact on the Group's consolidated financial statements.

4. **Segment reporting**

Segment information is presented in respect of the Group's business segment. The Group's revenue and net profit were mainly derived from the PRC. Accordingly, no segment analysis by geographical area is presented.

The segment analysis for six months ended June 30, 2005 (the "Period") is as follows:

(in RMB million)	Life insurance (Unaudited)	Property and casualty insurance (Unaudited)	Corporate (Unaudited)	Others (Unaudited)	Elimination (Unaudited)	Total (Unaudited)
Gross written premiums and policy fees	24,259	6,290	-	-	-	30,549
Less: Premiums ceded to reinsurers	(420)	(1,891)	-	-	-	(2,311)
Increase in unearned premium reserves, net	(323)	(969)	-	-	-	(1,292)
Net earned premiums	23,516	3,430	-	-	-	26,946
Reinsurance commission income	88	684	-	-	-	772
Net investment income	3,971	182	308	20	-	4,481
Realized and unrealized gains/(losses)	(5)	(8)	8	24	-	19
Other income	207	11	67	133	(33)	385
Total revenue	27,777	4,299	383	177	(33)	32,603
Change in deferred policy acquisition costs	1,565	169	-	-	-	1,734
Claims and policyholders' benefits	(8,011)	(2,612)	-	-	-	(10,623)
Increase in policyholders' reserves	(14,739)	-	-	-	-	(14,739)
Changes in fair value of derivative financial liabilities	(137)	-	-	-	-	(137)
Commission expenses	(2,465)	(439)	-	-	-	(2,904)
General and administrative expenses	(1,852)	(1,052)	(118)	(166)	33	(3,155)
Provision for insurance guarantee fund	(59)	(47)	-	-	-	(106)
Total expenses	(25,698)	(3,981)	(118)	(166)	33	(29,930)
Operating profit	2,079	318	265	11	-	2,673
Income taxes	(211)	(176)	(37)	1	-	(423)
Net profit	1,868	142	228	12	-	2,250

4. Segment reporting *(Continued)*

The segment analysis for six months ended June 30, 2004 (restated) is as follows:

(in RMB million)	Life insurance (Unaudited)	Property and casualty insurance (Unaudited)	Corporate (Unaudited)	Others (Unaudited)	Elimination (Unaudited)	Total (Unaudited)
Gross written premiums and policy fees	27,145	5,136	–	–	–	32,281
Less: Premiums ceded to reinsurers	(420)	(1,751)	–	–	–	(2,171)
Increase in unearned premium reserves, net	(97)	(790)	–	–	–	(887)
Net earned premiums	26,628	2,595	–	–	–	29,223
Reinsurance commission income	120	550	–	–	–	670
Net investment income	3,168	135	116	40	(27)	3,432
Realized and unrealized gains/(losses)	(735)	(39)	–	5	–	(769)
Other income	61	12	2	196	(2)	269
Total revenue	29,242	3,253	118	241	(29)	32,825
Change in deferred policy acquisition costs	543	138	–	–	–	681
Claims and policyholders' benefits	(5,337)	(1,884)	–	–	–	(7,221)
Increase in policyholders' reserves	(18,866)	–	–	–	–	(18,866)
Changes in fair value of derivative financial liabilities	(80)	–	–	–	–	(80)
Commission expenses	(2,253)	(331)	–	–	–	(2,584)
General and administrative expenses	(1,690)	(957)	(40)	(191)	17	(2,861)
Provision for insurance guarantee fund	(16)	(36)	–	–	–	(52)
Total expenses	(27,699)	(3,070)	(40)	(191)	17	(30,983)
Operating profit	1,543	183	78	50	(12)	1,842
Income taxes	(161)	(138)	(13)	(3)	–	(315)
Net profit	1,382	45	65	47	(12)	1,527

5. Gross written premiums and policy fees

For six months ended June 30, (in RMB million)	(Unaudited) 2005	(Unaudited) 2004 (Restated)
Gross written premiums, policy fees and premium deposits, as reported in accordance with PRC GAAP	**36,453**	34,550
Less: Business tax and surcharges	**(416)**	(350)
Gross written premiums, policy fees and premium deposits (net of business tax and surcharges)	**36,037**	34,200
Less: Premium deposits allocated to policyholder accounts	**(1,923)**	(1,903)
Premium deposits allocated to investment policies	**–**	(16)
Premium deposits allocated to policyholders' contract deposits	**(3,565)**	–
Gross written premiums and policy fees	**30,549**	32,281
Life		
Individual life	**19,621**	18,595
Bancassurance	**721**	3,055
Group insurance	**3,917**	5,495
	24,259	27,145
Property and casualty		
Automobile insurance	**3,720**	3,007
Non-automobile insurance	**2,321**	1,958
Accident and health insurance	**249**	171
	6,290	5,136
Gross written premiums and policy fees	**30,549**	32,281

6. Investment income

(1) Net investment income

For six months ended June 30, (in RMB million)	(Unaudited) 2005	(Unaudited) 2004 (Restated)
Interest income on fixed maturity investments		
Bonds	**2,506**	1,258
Term deposits	**1,810**	1,769
Others	**22**	40
Dividend income on equity investments		
Equity investment funds	**99**	321
Equity securities	**33**	–
Operating lease income from investment properties	**49**	60
Interest expenses on securities sold under agreements to repurchase	**(38)**	(16)
Total	**4,481**	3,432
Yield of net investment income (% per annum)	**4.1**	4.1

The above yield is calculated for investment assets excluding investment properties.

6. **Investment income** *(Continued)*

(2) Realized and unrealized gains/(losses)

For six months ended June 30, (in RMB million)	(Unaudited) 2005	(Unaudited) 2004 (Restated)
Fixed maturity investments	**242**	(79)
Equity investments	**(212)**	(690)
Convertible bond derivatives	**(11)**	–
Total	**19**	(769)

(3) Total investment income

For six months ended June 30, (in RMB million)	(Unaudited) 2005	(Unaudited) 2004 (Restated)
Net investment income	**4,481**	3,432
Realized and unrealized gains/(losses)	**19**	(769)
Total	**4,500**	2,663
Yield of total investment income (% per annum)	**4.1**	3.6

The above yield is calculated for investment assets excluding investment properties.

7. **Claims and policyholders' benefits**

For six months ended June 30, (in RMB million)	(Unaudited) 2005	(Unaudited) 2004 (Restated)
Claims and claim adjustment expenses	**4,166**	2,924
Surrenders	**2,629**	1,866
Annuities	**1,001**	1,131
Maturities and survival benefits	**2,175**	1,081
Policyholder dividends and provisions	**599**	219
Interest credited to policyholders' contract deposits	**53**	–
Total	**10,623**	7,221

8. **Operating profit**

Operating profit is arrived at after charging the following items:

For six months ended June 30, (in RMB million)	(Unaudited) 2005	(Unaudited) 2004
		(Restated)
Employee costs, excluding directors' remuneration	**1,515**	1,230
Depreciation of investment properties	**26**	31
Depreciation of property, plant and equipment	**162**	150
Amortization of land use rights	**12**	10
Impairment losses for investment properties, property, plant and equipment, construction-in-progress, and land use rights	**39**	17
Operating lease payments in respect of land and buildings	**250**	276
Provision for doubtful debts, net	**154**	40

9. **Income taxes**

According to the "Provisional Regulations of the PRC on Enterprise Income Tax", the taxable income of the Group represents its income for financial reporting purposes, net of deductible items for income tax purposes. The enterprise income tax rates applicable to the Group, the subsidiaries and their branches are as follows:

Tax	Subsidiaries and branches	Tax rate
Enterprise income tax in the PRC	– Located in Special Economic Zones	15%
	– Located outside Special Economic Zones	33%
Hong Kong profits tax	– Subsidiaries in Hong Kong Special Administrative Region	17.5%

For six months ended June 30, (in RMB million)	(Unaudited) 2005	(Unaudited) 2004
Current income tax	**374**	297
Deferred tax	**49**	18
Income taxes	**423**	315

10. Dividends

(1) *Dividends attributable to the interim period*

The directors do not recommend the payment of any dividend in respect of the Period (Six months ended June 30, 2004: Nil).

(2) *Dividends attributable to the previous financial year and declared during the interim period*

For six months ended June 30, (in RMB million)	**(Unaudited) 2005**	(Unaudited) 2004
Final dividend of RMB0.14 per ordinary share (Six months ended June 30, 2004: RMB0.12 per ordinary share)	**867**	592

11. Earnings per share

The basic earnings per share for the Period is computed by dividing the unaudited net profit attributable to shareholders for the Period by the weighted average number of 6,195,053,334 shares (Six months ended June 30, 2004: 4,981,861,026 shares) in issue during the Period.

The Company had no dilutive potential shares, hence no diluted earnings per share amount is presented.

12. Bonds

(in RMB million)	**(Unaudited) June 30, 2005**	(Audited) December 31, 2004 (Restated)
Held-to-maturity, at amortized cost	**109,019**	83,612
Available-for-sale, at fair value	**25,947**	26,522
Carried at fair value through profit or loss		
Held-for-trading	**1,871**	2,664
Total	**136,837**	112,798
Government bonds	**84,575**	70,419
Finance bonds	**35,035**	27,332
Corporate bonds	**17,227**	15,047
Total	**136,837**	112,798
Listed	**45,253**	40,479
Unlisted	**91,584**	72,319
Total	**136,837**	112,798
Fair value	**141,599**	108,715

13. Equity investment funds

(in RMB million)	(Unaudited) June 30, 2005	(Audited) December 31, 2004 (Restated)
Available-for-sale, at fair value	**4,955**	2,336
Carried at fair value through profit or loss		
Held-for-trading	**928**	3,015
Designated at fair value	**717**	398
Total	**6,600**	5,749
Listed	**899**	1,402
Unlisted	**5,701**	4,347
Total	**6,600**	5,749

14. Equity securities

(in RMB million)	(Unaudited) June 30, 2005	(Audited) December 31, 2004 (Restated)
Available-for-sale (unlisted), at fair value	**232**	211
Available-for-sale (listed), at fair value	**1,352**	–
Carried at fair value through profit or loss		
Held-for-trading (listed)	**116**	55
Total	**1,700**	266

15. Deferred policy acquisition costs

(in RMB Million)	(Unaudited)
As of January 1, 2004	20,361
Deferred	3,108
Amortized	(2,427)
As of June 30, 2004	21,042
As of January 1, 2005	22,622
Deferred	3,764
Amortized	(2,030)
As of June 30, 2005	24,356

16. Share capital

(in million)	(Unaudited) June 30, 2005	(Audited) December 31, 2004
Number of shares registered, issued and fully paid at RMB1 each	**6,195**	6,195

17. Financial risk management

Product risk

Product risk is the risk of loss due to actual experience emerging differently from the assumed when the product was designed and priced, as a result of investment returns, expenses, claims, and policyholder behavior. The Group controls this risk through closely monitoring its product designing, pricing, and actual claims experience. Product risk is also mitigated through the use of aggregate retention limits and through catastrophe reinsurance.

Mismatching risk of assets and liabilities

The objective of the Group's asset and liability management is to match assets with liabilities on the basis of both duration and interest rate. In the current regulatory and market environment, however, the Group is unable to invest in assets that have a duration of sufficient length to match the duration of its life insurance liabilities. When the regulatory and market environment permits, however, the Group intends to lengthen the duration of its assets by matching the new liabilities of lower guarantee rates, while narrowing the gap of existing liabilities of higher guarantee rates.

Market risk

Market risk is the risk of potential loss to future earnings, fair values or future cash flows that may result from changes in the value of a financial instrument as a result of changes in interest rates, market prices and other factors that affect market risk sensitive instruments. Market risk is attributed to all market risk sensitive financial instruments.

Credit risk

Credit risk is the risk of economic loss resulting from the failure of one of the Group's obligors to make payment of principal or interest when due in the case of fixed income investments or, in the case of an equity investment, the loss in value resulting from a corporate failure. The Group is exposed to credit risks primarily associated with its deposit arrangements with commercial banks, investments in bonds issued by PRC companies, reinsurance arrangements with reinsurers, etc. Credit risk may also arise from intermediaries holding investments or other assets on behalf of the Group. The Group mitigates credit risk by utilizing detailed credit control policies, undertaking credit analysis on potential investments, and imposing aggregate counter party exposure limits, etc.

Liquidity risk

Liquidity risk is the risk of not having access to sufficient funds to meet the Group's obligations as they become due. The Group is exposed to liquidity risk on insurance policies that permit surrender, withdrawal or other forms of early termination. The Group seeks to manage its liquidity risk by matching to the extent possible the duration of its investment assets with the duration of its insurance policies.

17. Financial risk management *(Continued)*

Concentration risk

Concentration risk is the risk of incurring a major loss as a result of having a significant portion of the Group's investments concentrated in a single entity, group of related entities or industry segment. The Group seeks to control concentration risk by limiting the amount of investment in any single entity or group of related entities.

Foreign currency risk

Foreign currency risk is the risk of loss resulting from changes in foreign currency exchange rates. Fluctuations in exchange rates between Renminbi and other currencies in which the Group conducts business may affect its financial condition and results of operations. The Group seeks to limit its exposure to foreign currency risk by minimizing its net foreign currency position.

Operational risk

Operational risk is the risk of loss resulting from inadequate or failure of proper internal controls on business processes, people and systems or from uncontrollable external events. The Group is exposed to many types of operational risks in the conduct of its business from inadequate or failure to obtain proper authorizations or supporting documentations, failure to comply with operational and informational security procedures, as well as from frauds or errors by employees. The Group attempts to manage operational risk by establishing clear policies and requiring well-documented business processes to ensure transactions are properly authorized, supported and recorded.

18. Maturity profile of financial instruments

(1) Bonds

	(Unaudited) June 30, 2005			
(in RMB million)	**Held-to-maturity**	**Available-for-sale**	**Held-for-trading**	**Total**
Within 1 year	**118**	**720**	**46**	**884**
1-2 years	**70**	**110**	**41**	**221**
2-3 years	**2,704**	**2,569**	**153**	**5,426**
3-4 years	**2,620**	**1,314**	**487**	**4,421**
4-5 years	**3,149**	**3,546**	**95**	**6,790**
More than 5 years	**97,606**	**13,780**	**371**	**111,757**
Floating rate	**2,752**	**3,908**	**678**	**7,338**
Total	**109,019**	**25,947**	**1,871**	**136,837**

18. Maturity profile of financial instruments *(Continued)*

(1) **Bonds** *(Continued)*

(Restated)

	(Audited) December 31, 2004			
(in RMB million)	Held-to-maturity	Available-for-sale	Held-for-trading	Total
Within 1 year	76	1,622	984	2,682
1-2 years	132	315	120	567
2-3 years	1,388	1,180	43	2,611
3-4 years	3,823	1,645	576	6,044
4-5 years	2,367	5,331	201	7,899
More than 5 years	73,240	12,185	367	85,792
Floating rate	2,586	4,244	373	7,203
Total	83,612	26,522	2,664	112,798

Interest on bonds with floating rate is repriced at intervals of not more than one year.

(2) *Other financial assets*

	(Unaudited) June 30, 2005			
(in RMB million)	**Term deposits**	**Policy loans**	**Loans and advances to customers**	**Due from banks**
Within 1 year	**6,822**	**690**	**158**	**439**
1-2 years	**30,881**	**–**	**–**	**25**
2-3 years	**14,029**	**–**	**–**	**–**
3-4 years	**4,627**	**–**	**27**	**–**
4-5 years	**–**	**–**	**41**	**–**
More than 5 years	**15,826**	**–**	**30**	**–**
Total	**72,185**	**690**	**256**	**464**

18. Maturity profile of financial instruments *(Continued)*

(2) Other financial assets (Continued)

	(Audited) December 31, 2004			
(in RMB million)	Term deposits	Policy loans	Loans and advances to customers	Due from banks
Within 1 year	8,549	545	63	352
1-2 years	16,079	–	–	62
2-3 years	26,962	–	39	25
3-4 years	10,550	–	–	–
4-5 years	857	–	–	–
More than 5 years	17,323	–	28	–
Total	80,320	545	130	439

(3) Financial liabilities

	(Unaudited) June 30, 2005		(Audited) December 31, 2004	
(in RMB million)	**Customers' deposits**	**Securities sold under agreements to repurchase**	Customers' deposits	Securities sold under agreements to repurchase
Within 1 year	**1,612**	**5,170**	1,849	601

19. Significant related party transactions

The Group had no significant transactions with related parties during the Period.

20. Commitments

(1) Capital commitments

The Group had the following capital commitments relating to property development projects and investments:

(in RMB million)	(Unaudited) June 30, 2005	(Audited) December 31, 2004
Contracted, but not provided for	**352**	150
Authorized, but not contracted for	**3,554**	3,312

(2) Operating lease commitments

The Group leases office premises and staff quarters under various rental agreements. Future minimum lease payments under non-cancelable operating leases are as follows:

(in RMB million)	(Unaudited) June 30, 2005	(Audited) December 31, 2004
Within 1 year	**332**	344
Between 1 year and 5 years	**453**	434
After 5 years	**19**	21
	804	799

(3) Operating lease rental receivables

The Group leases its investment properties under various rental agreements. Future minimum lease receivables under non-cancelable operating leases are as follows:

(in RMB million)	(Unaudited) June 30, 2005	(Audited) December 31, 2004
Within 1 year	**52**	68
Between 1 year and 5 years	**32**	41
After 5 years	**–**	–
	84	109

21. Contingent liabilities

Owing to the nature of insurance and financial service business, the Group is involved in estimates, contingencies and legal proceedings in the ordinary course of business, including but not limited to being the plaintiff or the defendant in litigation and arbitration. Legal proceedings mostly involve claims on the Group's insurance policies. Provision has been made for probable losses to the Group on those claims when management can reasonably estimate the outcome of the lawsuits taking into account of any legal advice.

No provision has been made for pending lawsuits or possible violations of contracts or other contingencies when the outcome cannot be reasonably estimated or management believes the probability of incurring liabilities is low or remote. For pending lawsuits, management also believes that any resulting liabilities will not have a material adverse effect on the financial position or operating results of the Group.

22. Subsequent event

On July 21, 2005, the PRC's exchange rate regime was reformed. Consequently, the PRC currency, Renminbi, appreciated against several major currencies, including the United States Dollar and Hong Kong Dollar.

The Group held monetary assets and liabilities denominated in foreign currencies as part of its daily operation. These monetary assets and liabilities will be revalued and the differences arising from the revaluation will be recorded as a component of the income statement for periods subsequent to the revaluation. This impact did not exist as of June 30, 2005.

As of June 30, 2005, the Group's monetary assets net of monetary liabilities denominated in foreign currencies was approximately RMB15,837 million.

23. Comparative figures

Certain prior year/period comparative figures have been reclassified to conform with current period's presentation.

24. Approval of the financial statements

The condensed consolidated financial statements have been approved and authorized for issue by the Company's board of directors on August 20, 2005.

OTHER INFORMATION

Share Capital Structure

	Number of shares	Approximate percentage of issued share capital
Domestic Shares	3,636,409,636	58.70%
H Shares	2,558,643,698	41.30%
	6,195,053,334	100.00%

Disclosure of Interests

Substantial shareholders' and other persons' interests and short positions in shares and underlying shares

As at June 30, 2005, the following persons (other than the directors and supervisors of the Company) had interests in the shares of the Company as recorded in the register required to be kept by the Company pursuant to Section 336 of the Securities and Futures Ordinance ("SFO"):

1. Interests and short positions of substantial shareholders who were entitled to exercise or control the exercise of 10% or more of the voting power at any general meeting of the Company

Name of Substantial Shareholder	H/Domestic ("D") shares	Capacity	*Notes*	No. of H/D Shares	Nature of interest	Percentage of total number of H/D Shares in issue (%)	Percentage of total shares in issue (%)
HSBC Insurance Holdings Limited	H	Beneficial owner	*1, 19*	1,232,815,613	Long position	48.18	19.90
HSBC Holdings plc	H	Interest of controlled corporations	*1, 2, 19*	1,235,058,417	Long position	48.27	19.94

2. Interests and short positions of other substantial shareholders

Name of Substantial Shareholder	H/Domestic ("D") shares	Capacity	*Notes*	No. of H/D Shares	Nature of interest	Percentage of total number of H/D Shares in issue (%)	Percentage of total shares in issue (%)
Shenzhen Jingao Industrial Development Co., Ltd.	D	Interest of controlled corporations	*3*	148,000,000	Long position	4.07	2.39
		Beneficial Owner		331,117,788	Long position	9.11	5.34
				479,117,788		13.18	7.73
Ping An Securities Company Ltd. Labor Union	D	Interest of controlled corporations	*3*	479,117,788	Long position	13.18	7.73

Name of Substantial Shareholder	H/Domestic ("D") shares	Capacity	Notes	No. of H/D Shares	Nature of interest	Percentage of total number of H/D Shares in issue (%)	Percentage of total shares in issue (%)
China Ping An Trust & Investment Co., Ltd. Labor Union	D	Interest of controlled corporations	3	479,117,788	Long position	13.18	7.73
Shenzhen New Horse Investment Development Co., Ltd.	D	Beneficial Owner	4	389,592,366	Long position	10.71	6.29
Ping An Insurance (Group) Company of China, Ltd. Labor Union	D	Interest of controlled corporations	4	389,592,366	Long position	10.71	6.29
Guangzhou Hengde Trade Development Co., Ltd.	D	Beneficial Owner	5	200,000,000	Long position	5.50	3.23
Li Siu Nam	D	Interest of controlled corporations	5	200,000,000	Long position	5.50	3.23
Shenzhen Investment Holdings Co., Ltd.	D	Beneficial Owner		543,181,445	Long position	14.94	8.77
Shenzhen Shum Yip Investment Company Ltd.	D	Beneficial Owner		301,585,684	Long position	8.29	4.87
Yuan Trust Investment Company Ltd.	D	Beneficial Owner		380,000,000	Long position	10.45	6.13
Capital China Group Limited	D	Beneficial Owner		332,526,844	Long position	9.14	5.37
Wuhan Wuxin Industrial Co., Ltd.*	D	Beneficial Owner		195,455,920	Long position	5.37	3.16
GS Capital Partners (Asia), L.P.	H	Beneficial owner	6	213,347,476	Long position	8.34	3.44
GS Advisors, L.L.C.	H	Interest of controlled corporations	6	310,901,538	Long position	12.15	5.02
The Goldman Sachs Group, Inc.	H	Interest of controlled corporations	6, 7, 19	425,185,682	Long position	16.62	6.86
		Interest of controlled corporations	7	11,090,500	Short position	0.43	0.18
MSCP/PA Holdings Limited (Mauritius company)	H	Beneficial owner	12, 19	289,375,848	Long position	11.31	4.67

Name of Substantial Shareholder	H/Domestic ("D") shares	Capacity	*Notes*	No. of H/D Shares	Nature of interest	Percentage of total number of H/D Shares in issue (%)	Percentage of total shares in issue (%)
MSCP/PA Holdings Limited (Cayman Islands company)	H	Interest of controlled corporations	*12, 19*	289,375,848	Long position	11.31	4.67
Morgan Stanley Leveraged Equity Fund II, L.P.	H	Interest of controlled corporations	*12, 19*	289,375,848	Long position	11.31	4.67
Morgan Stanley Leveraged Equity Fund II, Inc.	H	Interest of controlled corporations	*12, 19*	289,375,848	Long position	11.31	4.67
Morgan Stanley	H	Interest of controlled corporations	*8 to 19*	329,167,310	Long position	12.86	5.31
		Interest of controlled corporations	*8, 11, 13, 16, 18*	25,213,573	Short position	0.99	0.41

* Name changed to Shenzhen Wuxin Yufu Industrial Co., Ltd. on June 10, 2005.

Notes:

(1) HSBC Insurance Holdings Limited was a wholly owned subsidiary of HSBC Holdings plc and its interest in 1,232,815,613 shares of the Company was deemed to be the interest of HSBC Holdings plc.

(2) Besides (1) above, HSBC Holdings plc also was interested in the Company by virtue of its control over the following companies which held direct interest in the Company:

Name of controlled corporation	Percentage of ownership in controlled corporation	No. of shares	Nature of interest
HSBC CCF Financial Products (France) SNC ("CCF SNC")	100	2,071,804	Long position
The Hongkong and Shanghai Banking Corporation Limited	100	171,000	Long position

CCF SNC was 100% owned by CCF S.A. which was owned as to 99.68% by HSBC Bank plc. HSBC Holdings plc owned 100% interest in HSBC Bank plc.

The Hongkong and Shanghai Banking Corporation Limited was a subsidiary of HSBC Asia Holdings BV, which was a wholly-owned subsidiary of HSBC Asia Holdings (UK), which in turn was a wholly-owned subsidiary of HSBC Holdings BV. HSBC Holdings BV was a wholly-owned subsidiary of HSBC Finance (Netherlands), which in turn was wholly-owned by HSBC Holdings plc.

(3) Shenzhen Jiangnan Industrial Development Co., Ltd., holding 148,000,000 shares, was owned as to 69.11% by Shenzhen Jingao Industrial Development Co., Ltd., which in turn was owned as to 80% and 20% by Ping An Securities Company Ltd. Labor Union and China Ping An Trust & Investment Co., Ltd. Labor Union respectively. The interest in 479,117,788 shares relates to the same block of shares in the Company.

(4) Shenzhen New Horse Investment Development Co., Ltd. was owned as to 95% by Ping An Insurance (Group) Company of China, Ltd. Labor Union. The interest in 389,592,366 shares relates to the same block of shares in the Company.

(5) Guangzhou Hengde Trade Development Co., Ltd. was 90% owned by Li Siu Nam. The interest in 200,000,000 shares relates to the same block of shares in the Company.

(6) GS Capital Partners (Asia) L.P. holding 213,347,476 shares in the Company was a controlled corporation of and owned as to 1% by GS Advisors, L.L.C., which in turn was a wholly owned subsidiary of The Goldman Sachs Group Inc. GS Capital Partners Offshore (Asia) L.P. and GS Capital Partners L.P., holding 35,373,746 shares and 62,180,316 shares in the Company respectively, were controlled corporations of and owned as to 1% by GS Advisors, L.L.C.. The interests of GS Capital Partners (Asia) L.P., GS Capital Partners Offshore (Asia) L.P. and GS Capital Partners L.P. in a total of 310,901,538 shares have been included as the interest of GS Advisors, L.L.C. and part of the interest of The Goldman Sachs Group, Inc..

(7) Besides (6) above, The Goldman Sachs Group, Inc. also held interest in the Company by virtue of its control over the following corporations:

Name of controlled corporation	Percentage of ownership in controlled corporation	No. of shares	Nature of interest
Goldman Sachs (Asia) Finance	100	15,389,601	Long position
		10,425,500	Short position
Goldman Sachs & Co.	100	1,007,500	Long position
Goldman Sachs International	100	70,079,399	Long position
		665,000	Short position
Stone Street Fund 1994, L.P.	1.00	13,584,034	Long position
Bridge Street Fund 1994, L.P.	0.03	14,223,610	Long position

(8) Morgan Stanley Dean Witter Hong Kong Securities Limited ("HKSL") was a wholly owned subsidiary of MSDW Asia Securities Products L.L.C., which in turn was wholly owned by Morgan Stanley Dean Witter (Hong Kong) Holdings Limited. Morgan Stanley Asia Pacific (Holdings) Limited, holding 100% of Morgan Stanley Dean Witter (Hong Kong) Holdings Limited, was owned as to 90% by Morgan Stanley International Holdings Inc.. Morgan Stanley held 90% interest in Morgan Stanley International Holdings Inc.. HKSL's long position in 77,838 shares and short position in 107,500 shares were included as part of the interest and short position of Morgan Stanley.

(9) Morgan Stanley Investment Management Company was wholly owned by Morgan Stanley Dean Witter (Singapore) Holdings Pte Ltd., which in turn was wholly owned by Morgan Stanley Asia Regional (Holdings) III L.L.C.. Morgan Stanley Asia Pacific (Holdings) Limited owned 100% interest in Morgan Stanley Asia Regional (Holdings) III L.L.C.. The 25,132,037 shares held by Morgan Stanley Investment Management Company was included as the interest of Morgan Stanley.

(10) Morgan Stanley Asset & Investment Trust Management Co., Limited was wholly owned by Morgan Stanley International Incorporated, which was in turn 90% owned by Morgan Stanley. The interest of Morgan Stanley Asset & Investment Trust Management Co., Limited in 828,000 shares was included as the interest of Morgan Stanley.

(11) Morgan Stanley & Co International Limited, holding a long position in 10,552,567 shares and a short position in 22,046,561 shares of the Company, was wholly owned by Morgan Stanley UK Group. Morgan Stanley Group (Europe), holding 100% of Morgan Stanley UK Group, was owned as to 98.3% by Morgan Stanley International Limited. Morgan Stanley International Incorporated owned 100% interest in Morgan Stanley International Limited. The said interest and short position of Morgan Stanley & Co International Limited were included as the interest and short position of Morgan Stanley.

(12) MSCP/PA Holdings Limited (Mauritius company) was wholly owned by MSCP/PA Holdings Limited (Cayman Islands company), which in turn was owned as to 51.6% by Morgan Stanley Leveraged Equity Fund II, L.P.. Morgan Stanley held 100% interest in Morgan Stanley Leveraged Equity Fund II, Inc., which held 9% of Morgan Stanley Leveraged Equity Fund II, L.P..

The interest of MSCP/PA Holdings Limited (Mauritius company) in 289,375,848 shares was included as the interest of MSCP/PA Holdings Limited (Cayman Islands company), Morgan Stanley Leveraged Equity Fund II, L.P., Morgan Stanley Leveraged Equity Fund II, Inc. and Morgan Stanley respectively.

(13) MSDW Equity Finance Services I (Cayman) Limited ("SI") was wholly owned by MSDW Offshore Equity Services Inc., which was in turn wholly owned by Morgan Stanley. SI's long position in 1,716,408 shares and short position in 1,716,408 shares were included as the interest and short position of Morgan Stanley.

(14) Morgan Stanley Swiss Holdings GmbH, holding 1,631 shares of the Company, was wholly owned by Morgan Stanley International Incorporated. The interest of Morgan Stanley Swiss Holdings GmbH in 1,631 shares was included as the interest of Morgan Stanley.

(15) Morgan Stanley Capital Services Inc., wholly owned by Morgan Stanley, held 16,560 shares in the Company. The said interest was included as the interest of Morgan Stanley.

(16) Morgan Stanley & Co. Incorporated, holding a long position in 106,420 shares and a short position in 104 shares, was a wholly owned subsidiary of Morgan Stanley. The said interest and short position were included as the interest and short position of Morgan Stanley.

(17) Morgan Stanley Capital (Luxembourg) S.A., holding 1,360,000 shares, was owned as to 93.75% by Morgan Stanley International Incorporated. The interest of Morgan Stanley Capital (Luxembourg) S.A. in 1,360,000 shares was included as the interest of Morgan Stanley.

(18) Morgan Stanley Capital (Cayman Islands) Limited, holding a short position in 1,343,000 shares, was a wholly owned subsidiary of Morgan Stanley. The said short position was included as the short position of Morgan Stanley.

(19) In respect of the interests of HSBC Insurance Holdings Limited and HSBC Holdings plc in the Company, 282,297,973 shares were also deemed to be interested by MSCP/PA Holdings Limited (Mauritius company) and Morgan Stanley and 331,631,306 shares were also deemed to be interested by The Goldman Sachs Group, Inc. by virtue of the agreements entered into by HSBC Insurance Holdings Limited with MSCP/PA Holdings Limited (Mauritius company) and The Goldman Sachs Group, Inc., under which a total of 613,929,279 shares of the Company are to be acquired by HSBC Insurance Holdings Limited from The Goldman Sachs Group, Inc. and MSCP/PA Holding Limited (Mauritius company).

Save as disclosed above, the Company is not aware of any other person (other than the directors and supervisors of the Company) having any interests or short positions in the shares and underlying shares of the Company as at June 30, 2005 as recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO.

Interests and short positions of directors and supervisors

As at June 30, 2005, none of the directors or supervisors of the Company held or was deemed to hold interests or short positions in the shares, underlying shares or debentures of the Company or any of its associated corporations (as defined in the SFO) which were required to be recorded in the register required to be kept under Section 352 of the SFO, or otherwise required to be notified by the directors or supervisors to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") set out in Appendix 10 to the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules") nor have they been granted the right to acquire any interests in shares or debentures of the Company or any of its associated corporations.

Purchase, sale, or redemption of securities

Neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of its securities from January 1, 2005 to June 30, 2005.

Audit committee

The Company has established an audit committee in compliance with the Code on Corporate Governance Practices as set out in Appendix 14 to the Listing Rules. The primary duties of the audit committee are to review the financial reporting process of the Group. The audit committee consists of two independent non-executive Directors, namely Mr. Bao Youde and Mr. Kwong Che Keung Gordon and a non-executive Director, Mr. Anthony Philip Hope. The audit committee has reviewed with the management the accounting principles and practices adopted by the Group and discussed the internal controls and financial reporting matters including a review of the condensed interim accounts of the Company.

Compliance with the Code on Corporate Governance Practices of the Listing Rules

None of the directors of the Company is aware of any information that would reasonably indicate that the Company did not meet the applicable code provisions set out in the Code on Corporate Governance Practices contained in Appendix 14 to the Listing Rules for any part of the period from January 1, 2005 to June 30, 2005 except that Mr. Ma Mingzhe has occupied the positions of both the chairman and chief executive officer of the Company.

After considering the relevant principle of Code Provision A.2.1 of the Code on Corporate Governance Practices and the management structure of the Company, the Board is of the opinion that although the chairman of the Board has the casting vote in the event of an equality of votes, the Board comprises 18 directors and the decision of the Board is not made by the chairman of the Board alone. There is a clear division of the responsibilities between the management of the Board and the day-to-day management of the Company's business and the management power of the Company is not concentrated in any one individual.

As 16 members of the Board are non-executive Directors, the role of the chairman of the Board who is also the chief executive officer of the Company is very important as he can:

(1) maintain a close communication channel between the Board and the day-to-day management;

(2) ensure the Board's direction and opinion can be fully and accurately carried out by the day-to-day management;

(3) maintain a balance of power and authority between the management of the Board and the day-to-day management.

Based on the management history of the Company, such kind of management structure has proved to be able to provide the Company with efficient management and at the same time with protection of all the shareholders' rights to the greatest extents. The Company therefore does not currently intend to separate the roles of chairman and chief executive officer.

Code for securities transactions by directors and supervisors of the Company

On May 28, 2004, the Company adopted a code of conduct regarding securities transactions by directors and supervisors of the Company (the "Code of Conduct") on terms no less exacting than the required standard set out in the Model Code. Specific enquiry has been made of all directors and supervisors of the Company who have confirmed that they complied with the required standard set out in the Model Code and the Code of Conduct at the applicable times for the period from January 1, 2005 to June 30, 2005.

Disclosure of information of the Stock Exchange's website

All information required by paragraphs 46(1) to 46(6) of Appendix 16 to the Listing Rules will be published on the website of the Stock Exchange (http://www.hkex.com.hk) in due course.

By Order of the Board
Ma Mingzhe
Chairman and Chief Executive Officer

Shenzhen, PRC
August 20, 2005

(3)　維持董事會管理與日常管理層之間的權力平衡。

根據本公司的管理歷史，此套管理架構已證明能向本公司提供有效管理，同時又可在最大程度上保障全體股東的權益。因此，本公司目前無意將董事長與首席執行官的角色區分。

本公司董事及監事進行證券交易的守則

於2004年5月28日，本公司已就本公司董事及監事進行證券交易採納一套行為守則(「行為守則」)，條款之嚴謹不遜於標準守則所規定之標準。經向所有本公司董事及監事作出專門查詢後，彼等確認，彼等於2005年1月1日至2005年6月30日期間之有關時間內已遵守標準守則及行為守則所規定的標準。

於聯交所網頁披露資料

載有上市規則附錄16第46(1)至第46(6)段所規定的詳細資料將於適當時間在聯交所網址(http://www.hkex.com.hk)刊載。

承董事會命
董事長兼首席執行官
馬明哲

中國深圳
2005年8月20日

董事及監事之權益及淡倉

於2005年6月30日，本公司董事或監事概無於本公司或其任何相聯法團(定義見證券及期貨條例)之股份、相關股份或債權證中持有或被視為持有根據證券及期貨條例第352條須予備存之登記冊所記錄之權益或淡倉或根據香港聯合交易所有限公司(「聯交所」)證券上市規則(「上市規則」)附錄10所載「上市發行人董事進行證券交易之標準守則」(「標準守則」)董事或監事須通知本公司及聯交所之權益或淡倉；彼等亦無獲授予權利以收購本公司或其任何相關法團之任何股份或債權證權益。

購買、出售或贖回股份

本公司或其任何子公司自2005年1月1日至2005年6月30日止期間概無購買、出售或贖回其任何證券。

審核委員會

本公司已根據上市規則附錄14所載列的企業管治常規守則成立審核委員會。審核委員會的主要職責為審核本集團的財務申報程序。審核委員會包括兩名獨立非執行董事鮑友德先生及鄺志強先生，以及非執行董事Anthony Philip Hope先生。審核委員會已經與管理層一起審閱本集團採納的會計準則及慣例，並探討內部監控及財務匯報事宜，包括審閱本公司的簡明中期財務賬目。

遵守上市規則企業管治常規守則

除由馬明哲先生同時兼任本公司董事長與首席執行官外，本公司董事概不知悉任何可合理顯示本公司於2005年1月1日至2005年6月30日期間任何時間未有遵守上市規則附錄14所載企業管治常規守則所列的適用守則規定的資料。

經考慮企業管治常規守則第A.2.1條之相關原則及本公司的管理架構後，董事會認為，董事長雖在票數相同時有決定投票權，但董事會由18名董事組成且董事會的決定不是由董事長單獨作出。董事會的管理及本公司業務的日常管理層有明顯分工及本公司的管理權並非集中於任何一位個別人士。

由於董事會16位成員是非執行董事，董事長(亦是本公司首席執行官)的角色極其重要，因其可：

(1)　擔當董事會與日常管理層的密切溝通管道；

(2)　確保董事會的指示及意見獲日常管理層全面及準確地執行；

(11) Morgan Stanley & Co International Limited(持有本公司股份10,552,567股好倉及22,046,561股淡倉)由Morgan Stanley UK Group全資擁有。而持有Morgan Stanley UK Group的Morgan Stanley Group (Europe)則由Morgan Stanley International Limited擁有98.3%權益。Morgan Stanley International Incorporated擁有Morgan Stanley International Limited 100%權益。Morgan Stanley & Co International Limited持有的權益及淡倉已作為摩根士丹利持有的權益及淡倉計入。

(12) MSCP/PA Holdings Limited (Mauritius company)由MSCP/PA Holdings Limited (Cayman Islands company)全資擁有,而後者則由Morgan Stanley Leveraged Equity Fund II, L.P.擁有51.6%權益。摩根士丹利持有Morgan Stanley Leveraged Equity Fund II, Inc.的100%權益,而後者則持有Morgan Stanley Leveraged Equity Fund II, L.P. 9%的權益。

MSCP/PA Holdings Limited (Mauritius company)於289,375,848股的權益已分別作為MSCP/PA Holdings Limited (Cayman Islands company)、Morgan Stanley Leveraged Equity Fund II, L.P.、Morgan Stanley Leveraged Equity Fund II, Inc.及摩根士丹利的權益計入。

(13) MSDW Equity Finance Services I (Cayman) Limited(「SI」)由MSDW Offshore Equity Services Inc全資擁有,而後者則由摩根士丹利全資擁有。SI持有的1,716,408股好倉及1,716,408股淡倉已作為摩根士丹利持有的權益及淡倉計入。

(14) Morgan Stanley Swiss Holdings GmbH(持有本公司股份1,631股)由Morgan Stanley International Incorporated全資擁有。Morgan Stanley Swiss Holdings GmbH持有的1,631股已作為摩根士丹利持有的權益計入。

(15) 由摩根士丹利全資擁有的Morgan Stanley Capital Services Inc. 持有本公司股份16,560股。上述權益已作為摩根士丹利持有的權益計入。

(16) Morgan Stanley & Co. Incorporated(持有106,420股好倉及104股淡倉)為摩根士丹利全資附屬公司。上述權益及淡倉已作為摩根士丹利持有的權益及淡倉計入。

(17) Morgan Stanley Capital (Luxembourg) S.A.(持有1,360,000股好倉)由Morgan Stanley International Incorporated擁有93.75%權益。Morgan Stanley Capital (Luxembourg) S.A持有的1,360,000股權益已作為摩根士丹利持有的權益計入。

(18) Morgan Stanley Capital (Cayman Islands) Limited(持有1,343,000股淡倉)為摩根士丹利全資附屬公司。上述淡倉已作為摩根士丹利持有的淡倉計入。

(19) 根據滙豐保險控股有限公司與MSCP/PA Holdings Limited (Mauritius company)及高盛集團有限公司簽訂的合同,由高盛集團有限公司和MSCP/PA Holdings Limited (Mauritius company)合共持有的本公司613,929,279股將由滙豐保險控股有限公司收購。根據該等合同,關於滙豐保險控股有限公司和滙豐控股有限公司持有的本公司權益,282,297,973股亦可視為MSCP/PA Holdings Limited (Mauritius company)及摩根士丹利持有的權益,331,631,306股亦可視為高盛集團有限公司持有的權益。

除上文所披露者外,本公司並不知悉任何其他人士(本公司董事及監事除外)於2005年6月30日在本公司股份及相關股份中擁有須登記於公司根據證券及期貨條例第336條存置之登記冊之任何權益或淡倉。

(4) 深圳市新豪時投資發展有限公司乃由中國平安保險(集團)股份有限公司工會工作委員會擁有95%權益。389,592,366股的權益乃關於本公司同一組股份。

(5) 廣州市恒德貿易發展有限公司由李兆楠擁有90%權益。200,000,000股的權益乃關於本公司同一組股份。

(6) GS Capital Partners (Asia) L.P.(持有本公司213,347,476股)為GS Advisors, L.L.C.的一間受控制企業並由其擁有1%,而後者則為高盛集團有限公司的全資子公司。GS Capital Partners Offshore (Asia) L.P.及GS Capital Partners L.P.(分別持有本公司35,373,746股及62,180,316股)分別為GS Advisors, L.L.C.的受控制企業並由其擁有1%。GS Capital Partners (Asia) L.P.、GS Capital Partners Offshore (Asia) L.P.及GS Capital Partners L.P.的權益合共310,901,538股已作為GS Advisors, L.L.C.的權益及高盛集團有限公司的部分權益計入。

(7) 除以上(6)外,高盛集團有限公司亦藉着於以下各企業的控制權而持有本公司的權益:

受控制企業名稱	在受控制企業的擁有權百分比	股份數目	權益性質
Goldman Sachs (Asia) Finance	100	15,389,601	好倉
		10,425,500	淡倉
Goldman Sachs & Co.	100	1,007,500	好倉
Goldman Sachs International	100	70,079,399	好倉
		665,000	淡倉
Stone Street Fund 1994, L.P.	1.00	13,584,034	好倉
Bridge Street Fund 1994, L.P.	0.03	14,223,610	好倉

(8) Morgan Stanley Dean Witter Hong Kong Securities Limited(「HKSL」)為MSDW Asia Securities Products L.L.C.全資附屬公司,而MSDW Asia Securities Products L.L.C.則由 Morgan Stanley Dean Witter (Hong Kong) Holdings Limited全資擁有。Morgan Stanley Asia Pacific (Holdings) Limited(其持有Morgan Stanley Dean Witter (Hong Kong) Holdings Limited 100%權益)則由Morgan Stanley International Holdings Inc.持有90%權益。摩根士丹利則持有Morgan Stanley International Holdings Inc. 90%權益。HKSL的77,838股好倉及107,500股淡倉已作為摩根士丹利持有的部份權益及淡倉計入。

(9) Morgan Stanley Investment Management Company由Morgan Stanley Dean Witter (Singapore) Holdings Pte Ltd.全資擁有,而Morgan Stanley Dean Witter (Singapore) Holdings Pte Ltd.則由Morgan Stanley Asia Regional (Holdings) III L.L.C.全資擁有。Morgan Stanley Asia Pacific (Holdings) Limited持有Morgan Stanley Asia Regional (Holdings) III L.L.C.全部權益。Morgan Stanley Investment Management Company持有的25,132,037股已作為摩根士丹利持有的權益計入。

(10) Morgan Stanley Asset & Investment Trust Management Co., Limited由Morgan Stanley International Incorporated全資擁有,而Morgan Stanley International Incorporated則由摩根士丹利持有90%權益。Morgan Stanley Asset & Investment Trust Management Co., Limited持有的828,000股已作為摩根士丹利持有的權益計入。

主要股東名稱	H/內資(「D」)股	身份	附註	H/D股數目	權益性質	佔全部已發行H/D股百分比(%)	佔全部已發行股份百分比(%)
MSCP/PA Holdings Limited (Cayman Islands company)	H	受控制企業權益	*12, 19*	289,375,848	好倉	11.31	4.67
Morgan Stanley Leveraged Equity Fund II, L.P.	H	受控制企業權益	*12, 19*	289,375,848	好倉	11.31	4.67
Morgan Stanley Leveraged Equity Fund II, Inc.	H	受控制企業權益	*12, 19*	289,375,848	好倉	11.31	4.67
摩根士丹利	H	受控制企業權益	*8至19*	329,167,310	好倉	12.86	5.31
		受控制企業權益	*8, 11, 13 16, 18*	25,213,573	淡倉	0.99	0.41

* 於2005年6月10日改名為深圳市武新裕福實業有限公司。

附註：

(1) 滙豐保險控股有限公司為滙豐控股有限公司的全資子公司，故其持有的1,232,815,613股已作為滙豐控股有限公司持有的權益計入。

(2) 除以上(1)外，滙豐控股有限公司亦因擁有下列直接持有本公司權益的公司的控制權而持有本公司的權益：

受控制企業名稱	在受控制企業的擁有權百分比	股份數目	權益性質
HSBC CCF Financial Products (France) SNC (「CCF SNC」)	100	2,071,804	好倉
香港上海滙豐銀行有限公司	100	171,000	好倉

CCF SNC由CCF S.A.擁有全部權益，而CCF S.A.則由HSBC Bank plc擁有99.68%權益。滙豐控股有限公司則擁有HSBC Bank plc全部權益。

香港上海滙豐銀行有限公司為HSBC Asia Holdings BV的附屬公司，而HSBC Asia Holdings BV乃HSBC Asia Holdings (UK)的全資附屬公司，HSBC Asia Holdings (UK)則為HSBC Holdings BV的全資附屬公司。HSBC Holdings BV為HSBC Finance (Netherlands)的全資附屬公司，而HSBC Finance (Netherlands)則由滙豐控股有限公司全資擁有。

(3) 深圳市江南實業發展有限公司(持有148,000,000股)由深圳市景傲實業發展有限公司擁有69.11%權益，而後者則分別由平安證券有限責任公司工會委員會及平安信託投資有限責任公司工會委員會擁有80%及20%權益。479,117,788股的權益乃關於本公司同一組股份。

主要股東名稱	H/內資(「D」)股	身份	附註	H/D股數目	權益性質	佔全部已發行H/D股百分比(%)	佔全部已發行股份百分比(%)
平安信託投資有限責任公司工會委員會	D	受控制企業權益	3	479,117,788	好倉	13.18	7.73
深圳市新豪時投資發展有限公司	D	實益擁有人	4	389,592,366	好倉	10.71	6.29
中國平安保險(集團)股份有限公司工會工作委員會	D	受控制企業權益	4	389,592,366	好倉	10.71	6.29
廣州市恒德貿易發展有限公司	D	實益擁有人	5	200,000,000	好倉	5.50	3.23
李兆楠	D	受控制企業權益	5	200,000,000	好倉	5.50	3.23
深圳市投資控股有限公司	D	實益擁有人		543,181,445	好倉	14.94	8.77
深圳市深業投資開發有限公司	D	實益擁有人		301,585,684	好倉	8.29	4.87
源信行投資有限公司	D	實益擁有人		380,000,000	好倉	10.45	6.13
寶華集團有限公司	D	實益擁有人		332,526,844	好倉	9.14	5.37
武漢武新實業有限公司*	D	實益擁有人		195,455,920	好倉	5.37	3.16
GS Capital Partners (Asia), L.P.	H	實益擁有人	6	213,347,476	好倉	8.34	3.44
GS Advisors, L.L.C.	H	受控制企業權益	6	310,901,538	好倉	12.15	5.02
高盛集團有限公司	H	受控制企業權益	6, 7, 19	425,185,682	好倉	16.62	6.86
		受控制企業權益	7	11,090,500	淡倉	0.43	0.18
MSCP/PA Holdings Limited (Mauritius company)	H	實益擁有人	12, 19	289,375,848	好倉	11.31	4.67

其他資料

股本結構

	股份數目	佔已發行股本的比例
內資股	3,636,409,636	58.70%
H股	2,558,643,698	41.30%
	6,195,053,334	100.00%

權益披露

主要股東及其他人士於股份及相關股份擁有之權益及淡倉

於2005年6月30日，下列人士(本公司之董事及監事除外)於本公司股份中擁有登記於本公司根據證券及期貨條例第336條存置之登記冊之權益：

1. 有權在本公司任何股東大會行使10%或以上之投票權或控制10%或以上之投票權之行使之主要股東之權益及淡倉

主要股東名稱	H/內資(「D」)股	身份	附註	H/D股數目	權益性質	佔全部已發行H/D股百分比(%)	佔全部已發行股份百分比(%)
滙豐保險控股有限公司	H	實益擁有人	*1, 19*	1,232,815,613	好倉	48.18	19.90
滙豐控股有限公司	H	受控制企業權益	*1, 2, 19*	1,235,058,417	好倉	48.27	19.94

2. 其他主要股東之權益及淡倉

主要股東名稱	H/內資(「D」)股	身份	附註	H/D股數目	權益性質	佔全部已發行H/D股百分比(%)	佔全部已發行股份百分比(%)
深圳市景傲實業發展有限公司	D	受控制企業權益	*3*	148,000,000	好倉	4.07	2.39
		實益擁有人		331,117,788	好倉	9.11	5.34
				479,117,788		13.18	7.73
平安證券有限責任公司工會委員會	D	受控制企業權益	*3*	479,117,788	好倉	13.18	7.73

21. 或有負債

鑒於保險及金融服務的業務性質，本集團在開展正常業務時，會涉及各種估計、或有事項及法律訴訟，包括但不限於在訴訟中作為原告與被告及在仲裁中作為申請人與被申請人。上述糾紛所產生的不利影響主要包括保單的索賠。在考慮了律師的建議後，如果管理層能對上述訴訟的影響做出合理估計，則已對可能發生的損失計提準備。

對於無法合理預計結果及管理層認為敗訴可能性極小的未決訴訟，或可能的違約，或其他或有事項，不計提相關準備。對於上述未決訴訟，管理層認為任何最終裁定結果產生的義務對本集團的財務狀況和經營結果不會造成重大負面影響。

22. 期後事項

於2005年7月21日，中國的外匯體制進行了改革。人民幣對包括美元與港幣在內的若干主要貨幣升值。

本集團在日常經營中持有以外幣計價的貨幣性資產與負債。這些貨幣性資產與負債將會重新換算，由此產生的差異將計入重新換算後期間的損益表。於2005年6月30日，上述影響尚不存在。

於2005年6月30日，本集團以外幣計價的貨幣性資產減貨幣性負債後的淨額約為人民幣158.37億元。

23. 比較數字

部分以前年度／期間的比較數字已經重新分類，以符合本期間的列報方式。

24. 財務報表的批准

本公司董事會已於2005年8月20日批准及授權刊發本簡明合併財務報表。

20. 承諾

(1) 資本承諾

本集團有關物業開發及投資的資本承諾如下：

(人民幣百萬元)	(未經審核) **2005年 6月30日**	(經審核) 2004年 12月31日
已簽約未撥備	**352**	150
已授權未簽約	**3,554**	3,312

(2) 經營性租賃承諾

本集團簽訂了多項辦公室及職工宿舍等的租賃合約。根據不可撤銷之租賃合約，未來經營性租賃最低付款額如下：

(人民幣百萬元)	(未經審核) **2005年 6月30日**	(經審核) 2004年 12月31日
1年以內	**332**	344
1至5年	**453**	434
5年以上	**19**	21
	804	799

(3) 經營性租賃應收租金

本集團簽訂了多項租賃合約租出其投資物業。根據不可撤銷之租賃合約，未來經營性租賃應收租金最低金額如下：

(人民幣百萬元)	(未經審核) **2005年 6月30日**	(經審核) 2004年 12月31日
1年以內	**52**	68
1至5年	**32**	41
5年以上	**–**	–
	84	109

18. 金融工具到期日情況(續)

(2) 其他金融資產(續)

(人民幣百萬元)	(經審核) 2004年12月31日 定期存款	保單質押貸款	客戶貸款	存放銀行同業款項
1年以內	8,549	545	63	352
1至2年	16,079	–	–	62
2至3年	26,962	–	39	25
3至4年	10,550	–	–	–
4至5年	857	–	–	–
5年以上	17,323	–	28	–
合計	80,320	545	130	439

(3) 金融負債

	(未經審核) 2005年6月30日		(經審核) 2004年12月31日	
(人民幣百萬元)	客戶保證金	賣出回購證券	客戶保證金	賣出回購證券
1年以內	**1,612**	**5,170**	1,849	601

19. 重大關聯交易

本集團於本期間無重大關聯交易。

18. 金融工具到期日情況 *(續)*

(1) *債券 (續)*

(重新列賬)

(人民幣百萬元)	(經審核) 2004年12月31日 持有至到期	可供出售	因交易而持有	合計
1年以內	76	1,622	984	2,682
1至2年	132	315	120	567
2至3年	1,388	1,180	43	2,611
3至4年	3,823	1,645	576	6,044
4至5年	2,367	5,331	201	7,899
5年以上	73,240	12,185	367	85,792
浮動利率	2,586	4,244	373	7,203
合計	83,612	26,522	2,664	112,798

浮動利率債券的利息於相隔不多於一年的期間重新確定。

(2) *其他金融資產*

(人民幣百萬元)	(未經審核) 2005年6月30日 定期存款	保單質押 貸款	客戶貸款	存放銀行 同業款項
1年以內	**6,822**	**690**	**158**	**439**
1至2年	**30,881**	**–**	**–**	**25**
2至3年	**14,029**	**–**	**–**	**–**
3至4年	**4,627**	**–**	**27**	**–**
4至5年	**–**	**–**	**41**	**–**
5年以上	**15,826**	**–**	**30**	**–**
合計	**72,185**	**690**	**256**	**464**

17. 財務風險管理 *(續)*

集中風險

集中風險指本集團因將重大投資集中於單一實體、關聯實體集團或行業分部而遭受重大損失的風險。本集團通過限制對單一實體或關聯實體集團的投資來控制集中風險。

匯率風險

匯率風險是指因外匯匯率變化而產生損失的風險。本集團業務中人民幣和其它外幣的匯率變動會影響其財務狀況及其經營業績。本集團通過將外匯淨餘額控制在低水平以控制貨幣風險。

操作風險

操作風險是由於缺乏足夠針對業務流程、人員和系統的內部控制，或內部控制失效、或由於不可控制的外部事件而引起損失的風險。本集團在管理其業務時會面臨多種由於缺乏或忽略適當的授權、書面支持和確保操作與信息安全的程序，或由於員工的錯誤與舞弊而產生的操作風險。本集團努力嘗試通過建立清晰的政策並要求記錄完整的業務程序來確保交易通過適當授權、書面支持與記錄來管理其操作風險。

18. 金融工具到期日情況

(1) 債券

	(未經審核) 2005年6月30日			
(人民幣百萬元)	持有至到期	可供出售	因交易而持有	合計
1年以內	**118**	**720**	**46**	**884**
1至2年	**70**	**110**	**41**	**221**
2至3年	**2,704**	**2,569**	**153**	**5,426**
3至4年	**2,620**	**1,314**	**487**	**4,421**
4至5年	**3,149**	**3,546**	**95**	**6,790**
5年以上	**97,606**	**13,780**	**371**	**111,757**
浮動利率	**2,752**	**3,908**	**678**	**7,338**
合計	**109,019**	**25,947**	**1,871**	**136,837**

16. 股本

(百萬)	(未經審核) 2005年 6月30日	(經審核) 2004年 12月31日
註冊股份、已發行股份及實繳股份的數量 (每股面值人民幣1元)	**6,195**	6,195

17. 財務風險管理

產品風險

產品風險是指由於受投資收益率、費用、賠付及保戶行為的影響,本集團保險產品向保戶實際支付的賠款與本集團產品設計定價時預計賠款產生差異所導致的風險。本集團通過密切監督產品設計、定價及實際賠款金額以控制產品風險。另外,本集團還通過運用合計的自留額和巨災再保險來減低產品風險。

資產與負債的失衡風險

本集團資產與負債管理的目標是配比資產與負債的期限與利率。然而,在現行的法規與市場環境下,本集團沒有期限足夠長的資產可供投資,以與人壽保險的保險責任期限配比。當法規與市場環境允許時,本集團有意通過延長資產期限,以配比新產生的保證收益率較低的負債,減小與現有的保證收益率較高的負債的差異。

市場風險

市場風險是指因利率、市場價格的變動或其它因素引起對市場風險敏感的金融工具的價值變化,從而導致未來的收入、公允價值與未來現金流量產生潛在損失的風險。市場風險歸結於所有對市場風險敏感的金融工具。

信用風險

信用風險是指,對固定收益投資而言,本集團的債務人到期未能支付本金或利息而引起經濟損失的風險,或對權益投資而言,因被投資公司經營失敗而引起損失的風險。本集團主要會遭受的信用風險與其存放在商業銀行的定期存款、所投資的中國企業債券及與再保險公司的再保險安排等有關。信用風險還可能來自於受托代本集團持有投資或其他資產的中間公司。本集團通過詳細的信用控制的政策,對潛在投資進行信用分析和對債務人設定整體額度等來控制信用風險。

流動性風險

流動性風險是指本集團無法籌集足夠資金以償還到期債務的風險。本集團部份保單允許退保、減保或以其它方式提前終止保單,使本集團面臨潛在的流動性風險。本集團通過使投資資產的期限與對應保險責任的期限相匹配來控制流動性風險。

13. 證券投資基金

(人民幣百萬元)	(未經審核) 2005年 6月30日	(經審核) 2004年 12月31日 (重新列賬)
可供出售的投資，公允價值	**4,955**	2,336
公允價值變動計入損益的投資		
因交易而持有	**928**	3,015
指定以公允價值計價	**717**	398
合計	**6,600**	5,749
上市	**899**	1,402
非上市	**5,701**	4,347
合計	**6,600**	5,749

14. 權益證券

(人民幣百萬元)	(未經審核) 2005年 6月30日	(經審核) 2004年 12月31日 (重新列賬)
可供出售的投資(非上市)，公允價值	**232**	211
可供出售的投資(上市)，公允價值	**1,352**	—
公允價值變動計入損益的投資		
因交易而持有(上市)	**116**	55
合計	**1,700**	266

15. 遞延保單獲得成本

(人民幣百萬元)	(未經審核)
2004年1月1日	20,361
遞延	3,108
攤銷	(2,427)
2004年6月30日	21,042
2005年1月1日	22,622
遞延	3,764
攤銷	(2,030)
2005年6月30日	24,356

10. 股息

(1)　本期間的股息

董事不建議就本期間派付任何股息(截至2004年6月30日止6個月：無)。

(2)　於本期間內宣派的過往財政年度股息

截至6月30日止6個月(人民幣百萬元)	(未經審核) 2005年	(未經審核) 2004年
每股末期股息人民幣0.14元(截至2004年6月30日止6個月：每股人民幣0.12元)	**867**	592

11. 每股收益

本期間每股基本收益為本期間未經審核的股東應佔溢利除以本期間已發行股數的加權平均數6,195,053,334股(截至2004年6月30日6個月：4,981,861,026股)計算得出。

本公司沒有任何攤薄的潛在股份，因此攤薄後的每股收益不作列示。

12. 債券

(人民幣百萬元)	(未經審核) 2005年 6月30日	(經審核) 2004年 12月31日 *(重新列賬)*
持有至到期的投資，攤餘成本	**109,019**	83,612
可供出售的投資，公允價值	**25,947**	26,522
公允價值變動計入損益的投資		
因交易而持有	**1,871**	2,664
合計	**136,837**	112,798
政府債	**84,575**	70,419
金融債	**35,035**	27,332
企業債	**17,227**	15,047
合計	**136,837**	112,798
上市	**45,253**	40,479
非上市	**91,584**	72,319
合計	**136,837**	112,798
公允價值	**141,599**	108,715

8. 營業利潤

營業利潤已扣除下列費用：

截至6月30日止6個月(人民幣百萬元)	(未經審核) **2005年**	(未經審核) 2004年 *(重新列賬)*
工資及福利，不包括董事酬金	**1,515**	1,230
投資物業折舊	**26**	31
物業、機器及設備的折舊	**162**	150
土地使用權攤銷	**12**	10
投資物業、物業、機器及設備、在建工程和土地使用權的減值準備	**39**	17
土地及房屋的經營性租賃支出	**250**	276
壞賬準備淨額	**154**	40

9. 所得稅

根據《中華人民共和國企業所得稅暫行條例》，本集團的應納稅所得額是財務報表淨利潤減去可抵扣項目後的所得額。本集團、子公司及其分支機構於相關期間內適用的企業所得稅率如下：

稅種	**子公司及其分支機構**	**稅率**
中華人民共和國企業所得稅	一位於經濟特區	15%
	一位於經濟特區以外	33%
香港利得稅	一位於香港特別行政區的子公司	17.5%

截至6月30日止6個月(人民幣百萬元)	(未經審核) **2005年**	(未經審核) 2004年
當期所得稅	**374**	297
遞延稅項	**49**	18
所得稅	**423**	315

6. 投資收益*(續)*

(2)　已實現及未實現的收益／(損失)

截至6月30日止6個月(人民幣百萬元)	(未經審核) 2005年	(未經審核) 2004年 *(重新列賬)*
固定到期日投資	**242**	(79)
權益投資	**(212)**	(690)
可轉換債券中的衍生工具	**(11)**	—
合計	**19**	(769)

(3)　總投資收益

截至6月30日止6個月(人民幣百萬元)	(未經審核) 2005年	(未經審核) 2004年 *(重新列賬)*
淨投資收益	**4,481**	3,432
已實現及未實現的收益／(損失)	**19**	(769)
合計	**4,500**	2,663
總投資收益率(年率)	**4.1**	3.6

上述投資收益率未考慮投資物業。

7. 賠款及保戶利益

截至6月30日止6個月(人民幣百萬元)	(未經審核) 2005年	(未經審核) 2004年 *(重新列賬)*
賠款及理賠費用	**4,166**	2,924
退保	**2,629**	1,866
年金	**1,001**	1,131
滿期及生存給付	**2,175**	1,081
保戶紅利支出及準備金	**599**	219
投資型保單賬戶利息	**53**	—
合計	**10,623**	7,221

5. 毛承保保費及保單費收入

截至6月30日止6個月(人民幣百萬元)	(未經審核) 2005年	(未經審核) 2004年 (重新列賬)
毛承保保費、保單費收入及保費存款 (根據中國公認會計準則呈報)	**36,453**	34,550
減:營業税金及附加	**(416)**	(350)
毛承保保費、保單費收入及保費存款 (扣除營業税金及附加)	**36,037**	34,200
減:分配至保戶賬戶的保費存款	**(1,923)**	(1,903)
分配至投資合同的保費存款	**–**	(16)
分配至投資型保單賬戶的保費存款	**(3,565)**	–
毛承保保費及保單費收入	**30,549**	32,281
人壽保險		
個人壽險	**19,621**	18,595
銀行保險	**721**	3,055
團體保險	**3,917**	5,495
	24,259	27,145
財產保險		
機動車輛保險	**3,720**	3,007
非機動車輛保險	**2,321**	1,958
意外與健康保險	**249**	171
	6,290	5,136
毛承保保費及保單費收入	**30,549**	32,281

6. 投資收益

(1) 淨投資收益

截至6月30日止6個月(人民幣百萬元)	(未經審核) 2005年	(未經審核) 2004年 (重新列賬)
固定到期日投資的利息收入		
債券	**2,506**	1,258
定期存款	**1,810**	1,769
其他	**22**	40
權益投資的股息收入		
證券投資基金	**99**	321
權益證券	**33**	–
投資物業經營性租賃收入	**49**	60
賣出回購證券利息支出	**(38)**	(16)
合計	**4,481**	3,432
淨投資收益率(年率)	**4.1**	4.1

上述投資收益率未考慮投資物業。

4.　**分部報告**(*續*)

截至2004年6月30日止6個月期間(重新列賬)的分部分析如下：

(人民幣百萬元)	人壽保險 (未經審核)	財產保險 (未經審核)	總部 (未經審核)	其他 (未經審核)	抵銷 (未經審核)	合計 (未經審核)
毛承保保費及保單費收入	27,145	5,136	–	–	–	32,281
減：分出保費	(420)	(1,751)	–	–	–	(2,171)
未到期責任準備金增加淨額	(97)	(790)	–	–	–	(887)
淨已賺保費	26,628	2,595	–	–	–	29,223
分保佣金收入	120	550	–	–	–	670
淨投資收益	3,168	135	116	40	(27)	3,432
已實現及未實現的收益／(損失)	(735)	(39)	–	5	–	(769)
其他收入	61	12	2	196	(2)	269
收入合計	29,242	3,253	118	241	(29)	32,825
遞延保單獲得成本變動額	543	138	–	–	–	681
賠款及保戶利益	(5,337)	(1,884)	–	–	–	(7,221)
壽險責任準備金增加額	(18,866)	–	–	–	–	(18,866)
衍生金融負債公允價值變動額	(80)	–	–	–	–	(80)
佣金支出	(2,253)	(331)	–	–	–	(2,584)
營業及管理費用	(1,690)	(957)	(40)	(191)	17	(2,861)
計提保險保障基金	(16)	(36)	–	–	–	(52)
費用合計	(27,699)	(3,070)	(40)	(191)	17	(30,983)
營業利潤	1,543	183	78	50	(12)	1,842
所得稅	(161)	(138)	(13)	(3)	–	(315)
淨利潤	1,382	45	65	47	(12)	1,527

4. 分部報告

分部資料乃就本集團的業務分部予以呈列。本集團的收入及淨利潤主要來自中國境內，因此，未有呈列按地域所作的分部分析。

截至2005年6月30日止6個月(「本期間」)的分部分析如下：

(人民幣百萬元)	人壽保險 (未經審核)	財產保險 (未經審核)	總部 (未經審核)	其他 (未經審核)	抵銷 (未經審核)	合計 (未經審核)
毛承保保費及保單費收入	24,259	6,290	–	–	–	30,549
減：分出保費	(420)	(1,891)	–	–	–	(2,311)
未到期責任準備金增加淨額	(323)	(969)	–	–	–	(1,292)
淨已賺保費	23,516	3,430	–	–	–	26,946
分保佣金收入	88	684	–	–	–	772
淨投資收益	3,971	182	308	20	–	4,481
已實現及未實現的收益／(損失)	(5)	(8)	8	24	–	19
其他收入	207	11	67	133	(33)	385
收入合計	27,777	4,299	383	177	(33)	32,603
遞延保單獲得成本變動額	1,565	169	–	–	–	1,734
賠款及保戶利益	(8,011)	(2,612)	–	–	–	(10,623)
壽險責任準備金增加額	(14,739)	–	–	–	–	(14,739)
衍生金融負債公允價值變動額	(137)	–	–	–	–	(137)
佣金支出	(2,465)	(439)	–	–	–	(2,904)
營業及管理費用	(1,852)	(1,052)	(118)	(166)	33	(3,155)
計提保險保障基金	(59)	(47)	–	–	–	(106)
費用合計	(25,698)	(3,981)	(118)	(166)	33	(29,930)
營業利潤	2,079	318	265	11	–	2,673
所得稅	(211)	(176)	(37)	1	–	(423)
淨利潤	1,868	142	228	12	–	2,250

3. 主要會計政策變更*(續)*

(2) 國際會計準則第39號(2004年修訂)「金融工具:確認與計量」

本集團自2005年1月1日起採用國際會計準則第39號(2004年修訂)。該準則取消了「源生貸款及應收款項」的定義,並定義了「貸款及應收款項」。根據該定義,在活躍市場有報價的投資不屬貸款及應收款項。因此,本集團按有關要求及投資策略,將有報價的債券重新分類為持有至到期或可供出售的投資。本集團記錄了下列對合併資產負債表的影響:

(人民幣百萬元)	(未經審核) **2005年** **6月30日**	(經審核) 2004年 12月31日
借方/(貸方)		
固定到期日投資-債券	**(198)**	(67)
遞延税項資產	**30**	10
儲備-淨未實現損失	**166**	56
少數股東權益	**2**	1

(3) 國際財務報告準則第2號「基於股權的付款」

本集團自2005年1月1日起採用國際財務報告準則第2號。該準則要求本集團於其財務報表確認基於股權的付款交易,其中包括與僱員或其他人士進行,並將以本公司的現金、其它資產或權益工具結算的交易。該準則對本集團虛擬期權計劃的確認、計量及披露提供了更多的指引。採用該準則對本集團的財務狀況不具有重大影響。計入利潤表的費用如下:

截至6月30日止6個月(人民幣百萬元)	(未經審核) **2005年**	(未經審核) 2004年
計入當期的費用	**14**	–

(4) 近期採用的其他國際財務報告準則

國際財務報告準則第3號「業務合併」於2004年3月31日生效。按其要求,本集團從2005年起終止攤銷2004年3月31日之前產生的商譽。

本集團認為採用其他新頒佈或修訂的國際財務報告準則對本集團的合併財務報表不具有重大影響。

3. 主要會計政策變更*(續)*

(1) 國際財務報告準則第4號「保險合同」(續)

由於採用國際財務報告準則第4號，部分合同被重新分類為投資合同。

本集團記錄了下列由於合同重新分類而對合併利潤表產生的影響：

截至6月30日止6個月(人民幣百萬元)	(未經審核) 2005年	(未經審核) 2004年
(借方)／貸方		
毛承保保費及保單費收入	**–**	(16)
賠款及保戶利益	**1**	–
壽險責任準備金增加額	**(1)**	16
對淨利潤的影響淨額	**–**	–

本集團進一步記錄了下列對合併資產負債表的影響：

(人民幣百萬元)	(未經審核) 2005年 6月30日	(經審核) 2004年 12月31日
借方／(貸方)		
保險合同保戶賬戶資產	**11,620**	9,758
投資合同保戶賬戶資產	**3,293**	3,145
投資連結保險投資賬戶資產	**(14,913)**	(12,903)
壽險責任準備金	**15**	15
投資合同準備金	**(15)**	(15)
保險合同保戶賬戶負債	**(11,620)**	(9,758)
投資合同保戶賬戶負債	**(3,293)**	(3,145)
投資連結保險投資賬戶負債	**14,913**	12,903

簡明合併財務報表附註

2005年6月30日

1. 公司結構及主要經營活動

中國平安保險(集團)股份有限公司(以下簡稱「本公司」)於1988年3月21日在中華人民共和國(以下簡稱「中國」)深圳成立。其營業範圍包括投資保險企業、監督及管理子公司的國內、海外業務及開展保險資金運用業務等。本公司及其主要子公司(以下簡稱「本集團」)主要從事承保人壽保險、財產保險及提供金融服務。

2. 編制基礎和主要會計政策

本未經審核簡明合併財務報表已遵照國際會計準則理事會頒佈的國際會計準則第34號「中期財務報告」及香港聯合交易所有限公司證券上市規則的披露要求編制。

除在下列附註3中披露的由於採用新頒佈或修訂後的國際財務報告準則而對本公司主要會計政策所作的變更外，編制本簡明合併財務報表所用的會計政策及計算方法與本公司在2004年度已審年度財務報表中所採用的一致。本未經審核簡明合併財務報表應與2004年度的已審財務報表一併閱覽。

3. 主要會計政策變更

本集團依據新頒佈或修訂的國際財務報告準則對主要會計政策作出以下變更：

(1) 國際財務報告準則第4號「保險合同」

本集團自2005年1月1日起採用國際財務報告準則第4號，該準則乃首條針對保險合同的國際財務報告準則。國際財務報告準則第4號的主要特點包括但不限於界定保險合同的定義、運用負債充足性測試、進行再保險資產的減值測試、不計提巨災和平衡準備金。根據該準則，本集團對包含任意分紅性質的投資合同繼續以保險合同的形式入賬。另外，某些合同項下的保費因該合同根據國際財務報告準則第4號被視為投資合同直接作為一項金融負債，同時應由該合同承擔的保戶利益則直接計入該金融負債的借方。再者，由於某些投資連結合同符合國際財務報告準則第4號關於保險合同的定義，本集團將與該等投資連結合同相關的原先計入投資連結保險投資賬戶資產與負債的資產負債單獨列示。其他投資連結合同屬於投資合同，與其相關的資產與負債作為投資合同保戶賬戶資產和負債列示。

簡明合併現金流量表

截至6月30日止6個月(人民幣百萬元)	(未經審核) 2005年	(未經審核) 2004年
經營活動產生的現金流入	**15,112**	20,119
投資活動產生的現金流出	**(10,238)**	(17,779)
籌資活動產生的現金流入/(流出)	**(770)**	12,583
現金及現金等價物的淨增加額	**4,104**	14,923
現金及現金等價物的期初餘額	**15,254**	8,017
現金及現金等價物的期末餘額	**19,358**	22,940

所附附註為本簡明合併財務報表的組成部分。

簡明合併權益變動表*(續)*

截至2005年6月30日止6個月(人民幣百萬元)

	附註	股東權益 股本	儲備 資本公積	盈餘公積	公益金	總準備金	淨未實現收益/(損失)	未分配利潤	少數股東權益	合計
(未經審核)										
2005年1月1日餘額										
上年列賬		6,195	14,835	4,409	616	395	(682)	2,485	431	28,684
採用新頒佈/修訂會計準則的影響	*3*	–	–	–	–	–	(56)	–	(1)	(57)
重新列賬		6,195	14,835	4,409	616	395	(738)	2,485	430	28,627
截至2005年6月30日止6個月的淨利潤		–	–	–	–	–	–	2,235	15	2,250
可供出售的投資的淨收益		–	–	–	–	–	755	–	7	762
由權益轉入利潤表的可供出售的投資的淨收益		–	–	–	–	–	(109)	–	(1)	(110)
增加對子公司的投資		–	–	–	–	–	–	–	22	22
已確認的遞延税項淨額		–	–	–	–	–	(97)	–	(1)	(98)
宣派股息	*10*	–	–	–	–	–	–	(867)	–	(867)
2005年6月30日餘額		**6,195**	**14,835**	**4,409**	**616**	**395**	**(189)**	**3,853**	**472**	**30,586**

所附附註為本簡明合併財務報表的組成部分。

簡明合併權益變動表

截至2005年6月30日止6個月(人民幣百萬元)

(重新列賬)

		股東權益								
			儲備							
	附註	股本	資本公積	盈餘公積	公益金	總準備金	淨未實現收益／(損失)	未分配利潤	少數股東權益	合計
(未經審核)										
2004年1月1日餘額										
上年列賬		4,933	2,818	4,148	486	395	(180)	352	337	13,289
採用新頒佈／修訂 會計準則的影響	3	–	–	–	–	–	(61)	–	(1)	(62)
重新列賬		4,933	2,818	4,148	486	395	(241)	352	336	13,227
截至2004年6月30日 止6個月的淨利潤		–	–	–	–	–	–	1,504	23	1,527
可供出售的投資的淨損失		–	–	–	–	–	(826)	–	(8)	(834)
由權益轉入利潤表的可供 出售的投資的淨損失		–	–	–	–	–	8	–	–	8
已確認的遞延税項淨額		–	–	–	–	–	123	–	1	124
透過首次公開發售發行股份		1,262	12,564	–	–	–	–	–	–	13,826
股份發行費用		–	(581)	–	–	–	–	–	–	(581)
收購子公司		–	–	–	–	–	–	–	136	136
宣派股息	10	–	–	–	–	–	–	(592)	–	(592)
2004年6月30日餘額		6,195	14,801	4,148	486	395	(936)	1,264	488	26,841

所附附註為本簡明合併財務報表的組成部分。

簡明合併資產負債表(續)

2005年6月30日

(人民幣百萬元)	附註	(未經審核) **2005年 6月30日**	(經審核) 2004年 12月31日 (重新列賬)
權益及負債			
權益			
股本	16	**6,195**	6,195
儲備		**20,066**	19,517
未分配利潤		**3,853**	2,485
		30,114	28,197
少數股東權益		**472**	430
權益合計		**30,586**	28,627
負債			
客戶保證金	18	**1,612**	1,849
賣出回購證券	18	**5,170**	601
預收保費		**814**	1,627
應付佣金		**638**	556
應付分保賬款		**838**	209
應付股息		**171**	74
應付所得稅		**529**	490
保險保障基金		**473**	827
應付保戶紅利及準備金		**2,506**	1,977
投資型保單賬戶餘額		**4,927**	1,411
保險合同保戶賬戶負債		**11,620**	9,758
投資合同保戶賬戶負債		**3,293**	3,145
未到期責任準備金		**10,930**	9,472
未決賠款準備金		**7,602**	6,642
壽險責任準備金		**208,509**	193,770
衍生金融負債		**264**	127
投資合同準備金		**15**	15
其他負債		**2,022**	3,262
負債合計		**261,933**	235,812
權益及負債合計		**292,519**	264,439

所附附註為本簡明合併財務報表的組成部分。

馬明哲	**張子欣**	**孫建一**
董事	*首席財務執行官*	*董事*

簡明合併資產負債表

2005年6月30日

(人民幣百萬元)	附註	(未經審核) **2005年 6月30日**	(經審核) 2004年 12月31日 *(重新列賬)*
資產			
投資			
固定到期日投資			
債券	*12, 18*	**136,837**	112,798
定期存款	*18*	**72,185**	80,320
保單質押貸款	*18*	**690**	545
客戶貸款	*18*	**256**	130
權益投資			
證券投資基金	*13*	**6,600**	5,749
權益證券	*14*	**1,700**	266
衍生金融資產		**52**	62
於聯營公司的投資		**3**	3
投資物業		**1,343**	1,504
投資資產合計		**219,666**	201,377
現金及現金等價物		**19,358**	15,254
存放銀行同業款項	*18*	**464**	439
應收保費		**963**	617
應收利息		**1,475**	382
保險合同保戶賬戶資產		**11,620**	9,758
投資合同保戶賬戶資產		**3,293**	3,145
再保險資產		**4,614**	4,356
遞延保單獲得成本	*15*	**24,356**	22,622
物業、機器及設備		**2,718**	2,735
在建工程		**348**	204
土地使用權		**946**	928
商譽		**326**	322
遞延税項資產		**216**	362
法定保證金		**1,260**	1,200
其他資產		**896**	738
資產合計		**292,519**	264,439

所附附註為本簡明合併財務報表的組成部分。

簡明合併利潤表

截至2005年6月30日止6個月

截至6月30日止6個月(人民幣百萬元)	附註	(未經審核) 2005年	(未經審核) 2004年 (重新列賬)
毛承保保費及保單費收入	5	**30,549**	32,281
減:分出保費		**(2,311)**	(2,171)
淨承保保費及保單費收入		**28,238**	30,110
未到期責任準備金增加淨額		**(1,292)**	(887)
淨已賺保費		**26,946**	29,223
分保佣金收入		**772**	670
淨投資收益	6	**4,481**	3,432
已實現及未實現的收益/(損失)	6	**19**	(769)
其他收入		**385**	269
收入合計		**32,603**	32,825
遞延保單獲得成本變動額		**1,734**	681
賠款及保戶利益	7	**(10,623)**	(7,221)
壽險責任準備金增加額		**(14,739)**	(18,866)
衍生金融負債公允價值變動額		**(137)**	(80)
佣金支出		**(2,904)**	(2,584)
營業及管理費用		**(3,155)**	(2,861)
計提保險保障基金		**(106)**	(52)
費用合計		**(29,930)**	(30,983)
營業利潤	8	**2,673**	1,842
所得稅	9	**(423)**	(315)
淨利潤		**2,250**	1,527
應佔溢利:			
一 股東		**2,235**	1,504
一 少數股東權益		**15**	23
		2,250	1,527
建議派發股息	10	**–**	–
		人民幣	*人民幣*
每股基本收益	11	**0.36**	0.30

所附附註為本簡明合併財務報表的組成部分。

獨立核數師審閱報告

致中國平安保險(集團)股份有限公司(「貴公司」)

董事會

我們受 貴公司的委託對 貴公司及其子公司(以下統稱「貴集團」)載於第18頁至第39頁截至2005年6月30日止6個月的中期財務報告作出審閱。

董事及核數師各自的職責

中期財務報告乃遵照《香港聯合交易所有限公司證券上市規則》的有關要求及國際會計準則理事會頒佈的國際會計準則第34號「中期財務報告」編制。中期財務報告由董事負責，並由董事核准通過。我們的責任是依據我們審閱工作的結果對中期財務報告提出獨立結論，並根據我們協議約定的條款只向董事會出具報告，此外並無其他目的。我們概不就本報告的內容對其他任何人士承擔或負上責任。

審閱工作

我們根據香港會計師公會頒佈的《核數準則》第700號「中期財務報告的審閱」進行審閱。審閱工作主要包括查詢 貴集團的管理層、分析中期財務報告並據此評估有否貫徹採納會計政策及呈列方式(另行披露者除外)。審閱工作並不包括審核程序中的控制檢測及對資產、負債及交易的驗證。由於審閱工作的範圍遠較審核工作小，所給予的保證程度也較審核低。因此，我們對中期財務報告概不發表審核意見。

審閱結論

基於此項並不構成審核的審閱工作，我們並未察覺截至2005年6月30日止6個月的中期財務報告需要作出任何重大的修改。

安永會計師事務所
執業會計師

香港
2005年8月20日

管理層相信，目前所持流動資產及未來經營所產生的現金淨值，以及可獲取的短期借款，將能滿足本集團可預見的現金需求。

資本結構

股東權益由2004年12月31日的人民幣281.97億元增加至2005年6月30日的人民幣301.14億元。

本集團未動用任何形式的債務安排為資本結構提供資金。

本集團概無將集團資產作重大抵押。

資產負債比率

	2005年 6月30日	2004年 12月31日
資產負債比率	**89.7%**	89.3%

資產負債比率乃按總負債加少數股東權益的總額除以總資產計算。

匯率波動風險

本集團持有的以外幣計價的投資及現金資產面臨外匯風險。這些投資包括作為貨幣性資產的外幣定期存款、現金及現金等價物。除了以外幣計價的貨幣性資產，本集團以外幣計價的貨幣性負債亦面臨匯率波動風險，這些負債包括以外幣計價的未決賠款準備金及應付分保賬款。貨幣性資產和貨幣性負債的匯率波動風險會相互抵消。

本集團採用敏感性分析來估計風險。估計外匯風險敏感性時，乃假設所有以外幣計價的貨幣性資產和貨幣性負債的價值兑換人民幣時同時一致貶值5%。

(人民幣百萬元)	2005年 6月30日	2004年 12月31日
匯率波動風險淨額	**792**	918

營業、管理及其他費用

營業、管理及其他費用由截至2004年6月30日止6個月的人民幣9.93億元增加10.7%至2005年同期的人民幣10.99億元。營業、管理及其他費用佔毛承保保費收入的比例由截至2004年6月30日止6個月的19.3%減少至2005年同期的17.5%。減少的主要原因是控制經營成本及規模經濟效益增加。

所得税

所得税由截至2004年6月30日止6個月的人民幣1.38億元增加27.5%至2005年同期的人民幣1.76億元。有效税率由截至2004年6月30日止6個月的75.4%降低至2005年同期的55.3%。降低的主要原因是政府債券的利息收入(享有若干税項豁免)增加。

淨利潤

由於前述原因，本公司產險業務淨利潤由截至2004年6月30日止6個月的人民幣0.45億元大幅增加至2005年同期的人民幣1.42億元。

流動性及財務資源

本公司在整個集團合併報表的基礎上，對本公司的流動性與財務資源進行管理。本公司為一間控股公司，除投資管理活動外，本身並不從事任何實際上的業務經營。所以，本公司的現金流基本上全部依靠本公司經營子公司的股息和分配。

除本集團所持現金及現金等價物外，另有其他兩種流動性來源，即因交易而持有的流動性投資及短期借款。

因交易而持有的流動性投資是上市的或者是在活躍市場上交易的，容易轉為現金而不會產生重大費用。

下表概述本集團所持流動資產的賬面金額：

(人民幣百萬元)	2005年 6月30日	2004年 12月31日
現金及現金等價物	**19,358**	15,254
因交易而持有的投資	**2,967**	5,796
流動資產合計	**22,325**	21,050

短期借款為賣出回購證券款，作為本公司日常經營中流動性管理的一部分。除該等短期借款外，本集團概無其他重大貸款安排。

(人民幣百萬元)	2005年 6月30日	2004年 12月31日
短期借款	**5,170**	601

本公司產險業務總投資收益由截至2004年6月30日止6個月的人民幣0.96億元增加81.3%至2005年同期的人民幣1.74億元。產險業務總投資收益率由截至2004年6月30日止6個月的3.9%增至2005年同期的4.1%。

截至6月30日止6個月(人民幣百萬元,比例除外)	2005年	2004年
淨投資收益	**182**	135
淨投資收益率	**4.2%**	4.5%
總投資收益	**174**	96
總投資收益率	**4.1%**	3.9%

遞延保單獲得成本變動額

遞延保單獲得成本變動額於截至2005年6月30日止6個月為人民幣1.69億元,於2004年同期則為人民幣1.38億元。遞延保單獲得成本變動較大的主要原因是本公司產險業務毛承保保費收入大幅增加。

賠款支出

截至6月30日止6個月(人民幣百萬元)	2005年	2004年
機動車輛保險	**1,943**	1,377
非機動車輛保險	**556**	443
意外與健康保險	**113**	64
賠款支出合計	**2,612**	1,884

賠款支出合計由截止2004年6月30日止6個月的人民幣18.84億元增加38.6%至2005年同期的人民幣26.12億元。

本公司機動車輛保險業務、非機動車輛保險業務及意外與健康保險業務賠款支出較去年同期分別增加41.1%、25.5%及76.6%。增加的主要原因是保費增長,及就機動車第三者強制保險、車輛貸款保證保險及洪水災害提取額外賠款準備金。

佣金支出

佣金支出由截至2004年6月30日止6個月的人民幣3.31億元增加32.6%至2005年同期的人民幣4.39億元。佣金支出佔毛承保保費收入的比例由截至2004年6月30日止6個月的6.4%增加至2005年同期的7.0%。增加的主要原因是產險行業競爭加劇導致市場佣金率上升。

毛承保保費收入

毛承保保費收入從截至2004年6月30日止6個月的人民幣51.36億元增加22.5%至2005年同期的人民幣62.90億元。毛承保保費收入增加的主要原因在於產險三個業務系列的銷售均大幅增加。

截至6月30日止6個月(人民幣百萬元)	2005年	2004年
機動車輛保險	**3,720**	3,007
非機動車輛保險	**2,321**	1,958
意外與健康保險	**249**	171
毛承保保費收入合計	**6,290**	5,136

機動車輛保險業務 機動車輛保險業務毛承保保費收入由截至2004年6月30日止6個月的人民幣30.07億元增加23.7%至2005年同期的人民幣37.20億元。增加的主要原因是中國對機動車輛的需求持續增加及機動車輛保險費率因價格競爭減少而趨於穩定。

非機動車輛保險業務 非機動車輛保險業務毛承保保費收入由截至2004年6月30日止6個月的人民幣19.58億元增加18.5%至2005年同期的人民幣23.21億元。增加的主要原因是企業財產保險及貨物運輸保險銷售額增加。企業財產保險毛承保保費收入由截至2004年6月30日止6個月的人民幣8.11億元增加24.4%至2005年同期的人民幣10.09億元。貨物運輸保險毛承保保費收入由截至2004年6月30日止6個月的人民幣2.13億元增加31.0%至2005年同期的人民幣2.79億元。

意外與健康保險業務 意外與健康保險業務毛承保保費收入由截至2004年6月30日止6個月的人民幣1.71億元增加45.6%至2005年同期的人民幣2.49億元。增加的主要原因是本公司在2005年繼續重點發展本項業務。

投資收益

本公司產險業務淨投資收益由截至2004年6月30日止6個月的人民幣1.35億元增加34.8%至2005年同期的人民幣1.82億元。增加的主要原因是投資資產由2004年6月30日的人民幣64.13億元增加至2005年6月30日的人民幣89.70億元。產險業務淨投資收益率由截至2004年6月30日止6個月的4.5%降至2005年同期的4.2%。

綜合成本率

	截至6月30日止6個月 2005年	截至12月31日止年度 2004年
費用率	**20.0%**	20.2%
賠付率	**76.1%**	77.0%
綜合成本率	**96.1%**	97.2%

本公司繼續擴大產險業務，重點是妥善管理承保風險及控制經營成本。該項策略使本公司的費用率及賠付率均得以改善。因此，本公司的綜合成本率由2004年全年的97.2%下降至截至2005年6月30日止6個月的96.1%。

經營業績

以下為產險業務的經營業績概要：

截至6月30日止6個月(人民幣百萬元)	2005年	2004年
毛承保保費收入	**6,290**	5,136
淨已賺保費	**3,430**	2,595
投資收益	**174**	96
其他收入	**695**	562
收入合計	**4,299**	3,253
遞延保單獲得成本變動額	**169**	138
賠款支出	**(2,612)**	(1,884)
佣金支出	**(439)**	(331)
營業、管理及其他費用	**(1,099)**	(993)
費用合計	**(3,981)**	(3,070)
所得税	**(176)**	(138)
淨利潤	**142**	45

營業、管理及其他費用

營業、管理及其他費用由截至2004年6月30日止6個月的人民幣17.06億元增加12.0%至2005年同期的人民幣19.11億元。營業、管理及其他費用佔毛承保保費、保單費收入及保費存款的比例由截至2004年6月30日止6個月的5.9%增加至2005年同期的6.4%。增加的主要原因是首年保費、保單費收入及保費存款的增長。

所得稅

所得稅由截至2004年6月30日止6個月的人民幣1.61億元增加31.1%至2005年同期的人民幣2.11億元。增加的主要原因是營業利潤的增加。有效稅率由截至2004年6月30日止6個月的10.4%減少至2005年同期的10.1%。減少的主要原因是政府債券的利息收入(享有若干稅項豁免)增加。

淨利潤

由於前述原因，本公司壽險業務淨利潤由截至2004年6月30日止6個月的人民幣13.82億元增加35.2%至2005年同期的人民幣18.68億元。

產險業務

以下為產險業務的經營數據概要：

	2005年 6月30日	2004年 12月31日
毛承保保費收入的市場佔有率[1]	**9.4%**	9.5%
客戶數量：		
個人 (千)	**5,912**	5,519
公司 (千)	**774**	613

(1) 依據本公司按照中國公認會計準則編製的財務數據和中國國家統計局頒佈的按照中國公認會計準則計算的中國保險行業數據計算。
2005年6月30日的市場佔有率以六個月期間的累計毛承保保費收入計算。
2004年12月31日的市場佔有率以一年期間的累計毛承保保費收入計算。

按毛承保保費收入計，平安產險是中國第三大財產保險公司。截至2005年6月30日止6個月，基於本公司按照中國公認會計準則編製的財務數據和按照中國公認會計準則計算的中國保險行業數據，本公司產險業務大約佔中國產險公司毛承保保費收入的9.4%。

壽險業務總投資收益由截至2004年6月30日止6個月的人民幣24.33億元增加63.0%至2005年同期的人民幣39.66億元。壽險業務總投資收益率由截至2004年6月30日止6個月的3.5%增加至2005年同期的4.2%。

截至6月30日止6個月(人民幣百萬元，比例除外)	2005年	2004年
淨投資收益	**3,971**	3,168
淨投資收益率	**4.2%**	4.1%
總投資收益	**3,966**	2,433
總投資收益率	**4.2%**	3.5%

遞延保單獲得成本變動額

遞延保單獲得成本變動額於截至2005年6月30日止6個月為人民幣15.65億元，於2004年同期則為人民幣5.43億元。遞延保單獲得成本變動較大的主要原因是個人壽險業務首年保費、保單費收入及保費存款大幅增長。

壽險責任準備金增加額

壽險責任準備金增加額於截至2005年6月30日止6個月為人民幣147.39億元，於2004年同期則為人民幣188.66億元。壽險責任準備金增幅較小，主要原因是(1)銀行保險及團體保險業務毛承保保費收入減少，(2)賠款及保戶利益支出增加及(3)萬能壽險產品銷售增加。萬能壽險產品保戶責任一部分以投資型保單賬戶餘額而非以壽險責任準備金入賬。

賠款及保戶利益

賠款及保戶利益由截至2004年6月30日止6個月的人民幣53.37億元增加50.1%至2005年同期的人民幣80.11億元。賠款及保戶利益佔毛承保保費、保單費收入及保費存款的比例，由截至2004年6月30日止6個月的18.4%增加至2005年同期的26.9%。增加的主要原因是滿期及生存給付、退保支出的增加。滿期及生存給付支出由截至2004年6月30日止6個月的人民幣10.81億元大幅增加至2005年同期的人民幣21.75億元。退保支出由截至2004年6月30日止6個月的人民幣18.66億元增加40.9%至2005年同期的人民幣26.29億元。

佣金支出

佣金支出(主要是支付給本公司的銷售代理人)由截至2004年6月30日止6個月的人民幣22.53億元增加9.4%至2005年同期的人民幣24.65億元。增加的主要原因是個人壽險產品首年保費、保單費收入及保費存款的增長。佣金支出佔毛承保保費、保單費收入及保費存款的比例，由截至2004年6月30日止6個月的7.8%增加至2005年同期的8.3%。

團體保險業務　團體保險業務毛承保保費、保單費收入及保費存款由截至2004年6月30日止6個月的人民幣58.61億元減少29.8%至2005年同期的人民幣41.14億元。減少的主要原因是本公司繼續致力於控制本項業務的發展以提高利潤率。由於本公司產品組合的改善，本公司短期團體保險業務的毛承保保費及保單費收入，由截至2004年6月30日止6個月的人民幣7.52億元增加44.9%至2005年同期的人民幣10.90億元。

截至6月30日止6個月(人民幣百萬元)	2005年	2004年
個人壽險		
首年保費及保單費收入	**4,085**	3,916
首年保費存款	**2,094**	—
首年保費、保單費收入及保費存款合計	**6,179**	3,916
續期保費及保單費收入	**15,536**	14,679
續期保費存款	**1,726**	1,553
續期保費、保單費收入及保費存款合計	**17,262**	16,232
個人壽險合計	**23,441**	20,148
銀行保險		
毛承保保費及保單費收入	**721**	3,055
保費存款	**1,471**	—
銀行保險合計	**2,192**	3,055
團體保險		
毛承保保費及保單費收入	**3,917**	5,495
保費存款	**197**	366
團體保險合計	**4,114**	5,861
壽險業務合計		
毛承保保費及保單費收入	**24,259**	27,145
保費存款	**5,488**	1,919
毛承保保費、保單費收入及保費存款合計	**29,747**	29,064

投資收益

壽險業務淨投資收益由截至2004年6月30日止6個月的人民幣31.68億元增加25.3%至2005年同期的人民幣39.71億元。增加的主要原因是投資資產由2004年6月30日的人民幣1,609.18億元增加至2005年6月30日的人民幣1,973.04億元。壽險業務淨投資收益率由截至2004年6月30日止6個月的4.1%增加至2005年同期的4.2%。

經營業績

以下為壽險業務的經營業績概要：

截至6月30日止6個月(人民幣百萬元)	2005年	2004年
毛承保保費、保單費收入及保費存款	**29,747**	29,064
毛承保保費及保單費收入	**24,259**	27,145
淨已賺保費	**23,516**	26,628
投資收益	**3,966**	2,433
其他收入	**295**	181
收入合計	**27,777**	29,242
遞延保單獲得成本變動額	**1,565**	543
壽險責任準備金增加額	**(14,739)**	(18,866)
賠款及保戶利益	**(8,011)**	(5,337)
佣金支出	**(2,465)**	(2,253)
衍生金融負債公允價值變動額	**(137)**	(80)
營業、管理及其他費用	**(1,911)**	(1,706)
費用合計	**(25,698)**	(27,699)
所得税	**(211)**	(161)
淨利潤	**1,868**	1,382

毛承保保費、保單費收入及保費存款

個人壽險業務　個人壽險業務毛承保保費、保單費收入及保費存款由截至2004年6月30日止6個月的人民幣201.48億元增加16.3%至2005年同期的人民幣234.41億元。增加的主要原因是首年保費、保單費收入及保費存款由截至2004年6月30日止6個月的人民幣39.16億元增加57.8%至2005年同期的人民幣61.79億元。此外，個人壽險業務續期保費、保單費收入及保費存款，亦由截至2004年6月30日止6個月的人民幣162.32億元增加6.3%至2005年同期的人民幣172.62億元。增加的主要原因是本公司代理人持續提升素質和產能，而且，本公司近期推出的萬能壽險產品亦推動2005年上半年的業務增長。

銀行保險業務　銀行保險業務毛承保保費、保單費收入及保費存款由截至2004年6月30日止6個月的人民幣30.55億元減少28.2%至2005年同期的人民幣21.92億元。減少的主要原因是本公司繼續致力於控制本項業務的發展以保持利潤率。

壽險業務

以下為壽險業務的經營數據概要：

	2005年 6月30日	2004年 12月31日
毛承保保費、保單費收入及保費存款的市場佔有率[1]	**14.8%**	17.2%
保單繼續率：		
13個月	**85.5%**	87.5%
25個月	**82.5%**	80.3%
客戶數量：		
個人(千)	**29,537**	28,362
公司(千)	**221**	177

(1) 依據本公司按照中國公認會計準則編製的財務數據和中國國家統計局頒佈的按照中國公認會計準則計算的中國保險行業數據計算。
2005年6月30日的市場佔有率以六個月期間的累計毛承保保費、保單費收入及保費存款計算。
2004年12月31日的市場佔有率以一年期間的累計毛承保保費、保單費收入及保費存款計算。

按毛承保保費、保單費收入及保費存款計，平安壽險是中國第二大壽險公司。截至2005年6月30日止6個月，基於本公司按照中國公認會計準則編製的財務數據和按照中國公認會計準則計算的中國保險行業數據，本公司壽險業務大約佔中國壽險公司毛承保保費、保單費收入及保費存款的14.8%。

本公司繼續致力於保持優質的客戶服務。因此，13個月及25個月的保單繼續率均維持在極為合理的水平，分別在85%及80%以上。此外，本公司個人壽險銷售代理人數穩定於約200,000名，同時代理人人均產能持續提升。

合併投資收益

截至6月30日止6個月(人民幣百萬元,比例除外)	2005年	2004年
淨投資收益	**4,481**	3,432
已實現及未實現的收益/(損失)	**19**	(769)
總投資收益	**4,500**	2,663
淨投資收益率	**4.1%**	4.1%
總投資收益率	**4.1%**	3.6%

本公司淨投資收益由截至2004年6月30日止6個月的人民幣34.32億元增加30.6%至2005年同期的人民幣44.81億元。增加的主要原因是本公司投資資產由2004年6月30日的人民幣1,741.45億元增加至2005年6月30日的人民幣2,196.66億元。截至2005年6月30日止6個月的淨投資收益率維持不變,仍為4.1%。

本公司總投資收益由截至2004年6月30日止6個月的人民幣26.63億元增加69.0%至2005年同期的人民幣45.00億元。總投資收益率由截至2004年6月30日止6個月的3.6%增至2005年同期的4.1%。增加的主要原因是債券收益率下跌,導致本公司公允價值變動計入損益的債券投資估值增加。此外,與2004年同期比較,本公司於截至2005年6月30日止6個月在中國股市的權益投資損失較少。因此,截至2005年6月30日止6個月的已實現及未實現收益為人民幣0.19億元,而2004年同期則為已實現及未實現損失人民幣7.69億元。

應股市波動,本公司繼續改善投資組合的資產分配。因此,債券投資佔本公司總投資資產的比例由2004年12月31日的56.0%增加至2005年6月30日的62.3%。此外,本公司於2005年上半年對債券的新增投資額的平均收益率達到4.5%。下表載列本公司於各主要投資類別的投資組合分配情況:

	2005年6月30日		2004年12月31日	
(人民幣百萬元,比例除外)	**賬面值**	**佔總額比例**	賬面值	佔總額比例
固定到期日投資				
定期存款	**72,185**	**32.9%**	80,320	39.9%
債券投資[(1)]	**136,889**	**62.3%**	112,860	56.0%
其他固定到期日投資	**946**	**0.4%**	675	0.3%
權益投資[(2)]	**8,303**	**3.8%**	6,018	3.0%
投資物業	**1,343**	**0.6%**	1,504	0.8%
投資資產合計	**219,666**	**100.0%**	201,377	100.0%

(1) 債券投資包括主債券內含衍生產品的賬面值。

(2) 權益投資包括證券投資基金、權益證券及於聯營公司的投資。

管理層討論及分析

本集團合併業績

以下為本集團合併經營業績概要：

截至6月30日止6個月(人民幣百萬元)	2005年	2004年
毛承保保費、保單費收入及保費存款	**36,037**	34,200
減：保費存款	**(5,488)**	(1,919)
毛承保保費及保單費收入	**30,549**	32,281
收入合計	**32,603**	32,825
營業利潤	**2,673**	1,842
淨利潤	**2,250**	1,527

下表載列本公司按業務分部細分的淨利潤：

截至6月30日止6個月(人民幣百萬元)	2005年	2004年
人壽保險	**1,868**	1,382
財產保險	**142**	45
其他業務	**240**	100
淨利潤	**2,250**	1,527

合併淨利潤由截至2004年6月30日止6個月的人民幣15.27億元增加47.3%至2005年同期的人民幣22.50億元。增加的主要原因是本公司核心業務人壽保險和財產保險業務均取得較好業績，分別佔本公司淨利潤約83.0%及6.3%。

促進業績提高的因素包括人壽保險業務的產品組合獲得改善、財產保險業務的業績提高、持續控制經營成本及取得較佳的總投資收益。

集團綜合金融服務平臺進一步完善

繼去年下半年平安養老保險股份有限公司正式成立之後，2005年上半年，平安健康保險股份有限公司、平安資產管理有限責任公司也相繼成立。此外，平安銀行總行已遷址上海。至此，本集團旗下共有8家子公司，為客戶提供豐富的金融服務和產品。為更好地滿足客戶更加多樣化的金融服務需求，公司開始全面啟動組織轉型，以個人客戶和企業客戶為核心，開發針對性的產品，更有效配置相應渠道和資源。這一舉措將進一步強化公司交叉銷售不同金融服務和產品的能力。

下半年展望

儘管由於市場自由化導致競爭加劇，我們仍相信，借助企業管治和行業標準的持續提升，保險業定能迎接未來的蓬勃發展。基於中國經濟的快速增長，個人和企業購買力的提高，以及保險監管體系的不斷完善，我們對前景持樂觀態度。

2005年上半年的經營業績令人鼓舞，集團已經實現了中期目標。2005年下半年，公司將積極爭取新的業務契機，持續推動組織轉型，強化核心業務競爭力。公司將探索拓寬投資渠道，如基礎設施建設投資項目，以分散投資風險，提升投資回報水平及改善資產負債匹配管理。公司將採取多種舉措推動銀行業務的發展，包括爭取獲得全面人民幣業務牌照，開發和銷售新產品，以及開設新的分支機構，使平安銀行成為整個集團產品創新、渠道創新和服務創新的重要載體。

在各位股東的支持下，通過全體員工的努力，我們有充分信心圓滿完成全年計劃目標，在股東價值增長的道路上繼續邁進。

馬明哲
董事長兼首席執行官

2005年8月20日

董事長致詞

2005年中期報告

2005年是加入WTO後中國保險市場全面開放的第一年，同時也是中國平安發展的關鍵一年。在各位股東的支持下，及全體同仁的共同努力下，2005年上半年中國平安繼續保持良好發展勢頭，圓滿達成了各項計劃目標。截至2005年6月30日止半年的淨利潤較去年同期增長47.3%，達到人民幣22.50億元。與此同時，公司業務結構進一步優化，重點品質指標繼續提升，人均產能和單位成本指標進一步改善，表明公司近三年來所採取的主動轉型策略的積極效應開始顯現。

上半年回顧

核心業務穩健增長，結構進一步優化

壽險業務盈利性進一步增強，2005年上半年實現淨利潤人民幣18.68億元，較去年同期增長35.2%。上半年毛承保保費、保單費收入及保費存款為人民幣297.47億元，較去年同期增長2.3%。保費收入增長的同時，產品結構得到進一步優化，來自個人壽險、團體保險和銀行保險分銷渠道的保費收入及保費存款分別佔總保費收入及保費存款的78.8%、13.8%和7.4%，去年同期則為69.3%、20.2%和10.5%，其中產品盈利能力較強的個人壽險業務保費收入及保費存款達到人民幣234.41億元，較去年同期增長16.3%，個險首年保費及保費存款更較去年同期增長57.8%，達人民幣61.79億元，同時個險續年保費及保費存款繼續保持穩定增長態勢。營銷改革逐現成效，代理人隊伍的產能明顯提高。

上半年產險業務淨利潤由去年同期的人民幣0.45億元，顯著增加至人民幣1.42億元。產險業務保費收入達人民幣62.90億元，較去年同期增長22.5%；其中機動車輛保險、非機動車輛保險和意外與健康保險的保費收入較去年同期分別增長23.7%、18.5%和45.6%。產險業務增長的同時，綜合成本率由2004年全年的97.2%進一步下降為96.1%。

推進後援集中建設項目

上海張江全國後援中心工程建設進展順利。在部分分支機構開展的核保、核賠後援集中前期試點工作已完成，為該項目的下一階段工作積累了有益經驗。

財務摘要

總收入


60,000
50,000
40,000
30,000
20,000
10,000
0
32,603
32,825
05年6月
04年6月

淨利潤


3,000
2,500
2,000
1,500
1,000
500
0
2,250
1,527
05年6月
04年6月

每股收益


0.90
0.75
0.60
0.45
0.30
0.15
0
0.36
0.30
05年6月
04年6月

利潤表

截至6月30日止6個月(人民幣百萬元)	2005年	2004年
總收入	**32,603**	32,825
淨利潤	**2,250**	1,527

每一普通股

截至6月30日止6個月(人民幣元)	2005年	2004年
基本收益	**0.36**	0.30

總資產


300,000
250,000
200,000
150,000
100,000
50,000
0
292,519
264,439
05年6月
04年6月

總負債


300,000
250,000
200,000
150,000
100,000
50,000
0
261,933
235,812
05年6月
04年6月

權益總額


60,000
50,000
40,000
30,000
20,000
10,000
0
30,586
28,627
05年6月
04年6月

資產負債表

(人民幣百萬元)	2005年 6月30日	2004年 12月31日
總資產	**292,519**	264,439
總負債	**261,933**	235,812
權益總額	**30,586**	28,627

地址　：　中國廣東
深圳八卦三路
平安大廈

電話　：　+86-755-82262888

傳真　：　+86-755-82431029

網址　：　www.pingan.com.cn

電郵　：　IR@paic.com.cn; PR@paic.com.cn

目　錄

有關前瞻性陳述之提示聲明

除歷史事實陳述外，本報告中包括了某些「前瞻性陳述」。所有本公司預計或期待未來可能或即將發生的(包括但不限於)預測、目標、估計及經營計劃都屬於前瞻性陳述。前瞻性陳述涉及一些通常或特別的已知和未知的風險與不明朗因素。某些陳述，例如包含「潛在」、「估計」、「預期」、「預計」、「目的」、「有意」、「計劃」、「相信」、「將」、「可能」、「應該」等詞語或慣用詞的陳述，以及類似用語，均可視為前瞻性陳述。

務請注意這些因素，其大部份不受本公司控制，影響著公司的表現、發展趨勢及實際業績。受上述因素的影響，本公司未來的實際結果可能會與這些前瞻性陳述出現重大差異。這些因素包括但不限於：匯率變動、市場份額、同業競爭、環境風險、法律、財政和監管變化、國際經濟和金融市場條件及其他非本公司可控制的風險和因素。任何人需審慎考慮上述及其他因素，並不可完全依賴本公司的「前瞻性陳述」。本公司聲明，當新資料、未來事件或其他情況出現時，本公司沒有義務因新訊息、未來事件或其他原因而對本報告中的任何前瞻性陳述公開地進行更新或修改。本公司及其任何員工或聯繫人，並未就本公司的未來表現作出任何保證聲明，及不為任何該等聲明負上責任。

中国平安
专业·价值 PING AN OF CHINA

2005 中期报告



中国平安保险(集团)股份有限公司